List of Exhibits

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2003

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

 [    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List of Exhibits

Annual Financial Statements for the Year Ending December 31, 2002
Annual General Meeting Materials
First Quarter Financials Statements for the Period Ending March 31, 2003
News Release Dated May 5, 2003
Signatures

List of Exhibits

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES  MEDI-TECH  INC.

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001, 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002, five months ended December 31, 2001 and for the years ended July 31, 2001, and 2000.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2002, the five months ended December 31, 2001, and the year ended July 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended July 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002, the five-month period ended December 31, 2001 and the years ended July 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2003

COMMENTS BY AUDITORS

FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2003

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2002	2001

Assets

Current assets:
Cash and cash equivalents	$413	$5,710
Short-term investments	-	983
Accounts receivable (note 3)	4,190	3,225
Inventories (note 4)	952	3,415
Prepaid expenses and deposits	537	1,190

	6,092	14,523

Property, plant and equipment (note 5)	11,932	14,305

Intangible and other assets (note 7)	9,393	11,156

	$27,417	$39,984

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$4,740	$5,215
Deferred revenues and royalties payable (note 11(a))	3,155	1,625
Demand loans (note 6)	-	1,593
Current portion of long-term debt	1,691	133

	9,586	8,566

Long-term liabilities:
Long-term debt (note 9)	217	1,353
Deferred revenues (note 11(a))	-	9,173
Tenure allowance (note 11(d))	614	878

	10,417	19,970

Shareholders' equity:
Share capital (note 10)	71,472	71,273
Special warrants, net of issue costs of $88 (note 10(d))	887	-
Contributed surplus	20	-
Deficit	(55,379)	(51,259)

	17,000	20,014

	$27,417	$39,984

Nature of operations and going concern (note 1)

Commitments and contractual obligations (notes 6, 11 and 17)

Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Joseph Dunne"      Director                    "Lily Yang"          Director

FORBES MEDI-TECH INC.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

		Five
Year ended		months ended	Year ended	Year ended
December 31,		December 31,	July 31,	July 31,
2002		2001	2001	2000

Revenue:
Sales	$6,852	$2,770	$3,732	$-
Licensing	941	903	2,093	1,224

Phytosterol revenues	7,793	3,673	5,825	1,224

Interest and other	187	212	2,036	1,755

	7,980	3,885	7,861	2,979

Expenses:
Cost of sales, marketing
and product development	7,247	3,880	9,679	3,420
General and administrative	4,245	2,126	6,985	4,947
Research and development	3,209	2,083	7,131	5,297
Depreciation and amortization	2,307	955	1,073	634

	17,008	9,044	24,868	14,298

Gain on settlement of licensing
arrangements (note 11(a))	(6,044)	-	-	-
Write-down of leaseholds and assets (note 11(b))	1,136	-	-	-
Write-down of pilot facility (note 6)	-	1,302	2,715	-

Loss for the period	(4,120)	(6,461)	(19,722)	(11,319)

Deficit, beginning of period	(51,259)	(44,798)	(25,076)	(13,757)

Deficit, end of period	$(55,379)	$(51,259)	$(44,798)	$(25,076)

Basic and diluted loss per share (note 12)	$(0.19)	$(0.30)	$(0.93)	$(0.66)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

		Five
Year ended		months ended	Year ended	Year ended
December 31,		December 31,	July 31,	July 31,
2002		2001	2001	2000

Cash provided by (used in):
Operations:
Loss for the period	$(4,120)	$(6,461)	$(19,722)	$(11,319)
Adjustment to reconcile net loss to
cash flow provided by operations:
Depreciation and amortization	2,307	955	1,073	634
Amortization of deferred license
revenues	(941)	(903)	(2,093)	(1,372)
Gain on settlement of licensing
arrangements (note 11(a))	(6,044)	-	-	-
Gain on disposal of pilot facility	(63)	-	-	-
Gain on sale of investment in
joint venture	-	(167)	-	-
Loss on disposal of fixed assets	31	-	-	-
Write-down of leaseholds and assets	1,136	-	-	-
Write-down of pilot facility	-	1,302	2,715	-
Stock-based compensation expense	20	-	-	-
Changes in:
Accounts receivable	(106)	(1,658)	5	(1,013)
Inventories	2,463	1,477	(3,040)	(1,792)
Prepaid expenses and deposits	804	(86)	(695)	(490)
Accounts payable and accrued liabilities	837	(799)	(3,061)	2,754
Increase (decrease) in tenure allowance
in excess of amounts funded	(233)	104	78	358
Deferred revenues	-	-	-	12,253
Other	95	-	-	-

	(3,814)	(6,236)	(24,740)	13
Investments:
Acquisition of property, plant and
equipment	(1,566)	(2,142)	(3,698)	(3,394)
Acquisition of intangible and other assets	-	(3,315)	(3,999)	-
Investment in joint venture (net of
cash received)	(1,222)	-	(2,850)	-
Disposal of investment in joint venture	-	200	-	-
Proceeds on disposal of pilot plant	385	-	-	-
Proceeds on disposal of fixed assets	22	185	-	-
Short-term investments	983	9,155	32,378	(23,434)

	(1,398)	4,083	21,831	(26,828)
Financing:
Issuance of common shares	199	12	734	32,446
Issuance of special warrants	887	-	633	-
Increase in (repayment of) notes payable	422	(51)	(96)	-
Increase in (repayment of) demand loans	(1,593)	63	(12)	156

	(85)	24	1,259	32,602

Increase (decrease) in cash and
cash equivalents	(5,297)	(2,129)	(1,650)	5,787

Cash and cash equivalents,
beginning of period	5,710	7,839	9,489	3,702

Cash and cash equivalents,
end of period	$413	$5,710	$7,839	$9,489

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

1.

Nature of operations and going concern:

Forbes Medi-Tech Inc. (the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases.  The Company's scientific platform is based on core sterol technology.  By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents used as both pharmaceutical therapeutics and functional food ingredients.  The Company has commenced operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

The Company requires regulatory approvals for its pharmaceutical products.  The eventual profitability of the Company is dependent on many factors, including, among other things, successful development and market acceptance of its products and services, receiving regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  The Company is listed on the NASDAQ SmallCap market stock exchange as at December 31, 2002 and had received notice that their listing was in violation of minimum listing standards of US $1.00 minimum per share bid price requirement.  Compliance was to be regained by April 14, 2003; however, the Company will apply for an additional 90 days (July 14, 2003) to regain compliance with NASDAQ's listing requirements.

The Company has a working capital deficiency and deficit of $3,494 and $55,379 as at December 31, 2002 (2001 - working capital of $5,957 and deficit of $51,259).  In addition, the Company has incurred negative cash flows from operating activities of $3,814, $6,236 and $24,740 in the periods ended December 31, 2002, December 31, 2001 and July 31, 2001 respectively.  Further, the Company has residual commitments to fund its Phyto-Source joint venture (note 6), to fund research agreements (note 11(e)) and to fund its ongoing research and development activities.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

1.

Nature of operations and going concern (continued):

The Company's future operations are dependent on its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations.  The Company is currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies.  Such financing may not be available or may not be available on reasonable terms.  The resolution of this going concern issue is dependent on the realization of management's plans.

These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  These consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant accounting policies

(a)

Basis of presentation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% interests in Phyto-Venture LLC ("PhytoVenture") and PhytoSource LP ("PhytoSource").  The Company accounts for its interests in PhytoVenture and PhytoSource using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with a term to maturity of less than or equal to three months when acquired.

(c)

Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers' acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value.  The carrying value of the short-term investments approximates their market value.

(d)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

2.

Significant accounting policies (continued):

(e)

Property, plant and equipment and intangible assets:

Property, plant and equipment is recorded at cost and amortized over their estimated useful lives.  Amortization is provided for using the following methods and annual rates:

            Asset                                                                                   Basis                                                               Rate

Building and infrastructure

Declining-balance

5%

Production equipment

Declining-balance

20%

Office equipment

Declining-balance

20%

Computer equipment

Declining-balance

30%

Computer software

Declining-balance

100%

Leasehold improvements

Straight-line

lease term

Significant property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their useful lives, not exceeding ten years.

(f)

Impairment of long-lived assets and long-lived assets to be disposed of:

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") Section 3063, (Impairment of Long-Lived Assets).  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  This change in accounting policy did not result in any impairment charge for the year ended December 31, 2002.

(g)

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10(f).  Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

2.

Significant accounting policies (continued):

(g)

Stock-based compensation plan (continued):

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees.  Consideration paid by employees as the exercise of stock options is recorded as share capital.  The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method (note 10(g)).

The Company accounts for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

(h)

Research and development:

All costs of research activities are recorded as expenses in the period incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

(i)

Revenue recognition:

The Company recognizes revenue from product sales upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(j)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company's products, costs related to the manufacturing development and upscaling of the Company's product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

2.

Significant accounting policies (continued):

(k)

Government assistance:

Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured.  During the year ended December 31, 2002, the Company received $12 (five-month period ended December 31, 2001 - $63; years ended July 31, 2001 - $455; 2000 - $399) of government assistance which has been offset against research and development expense.

(a)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

(m)

Foreign currency translation:

The Company's functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

(n)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(o)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e)), certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

2.

Significant accounting policies (continued):

(p)

Fair value of financial instruments:

Carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short maturities.  The carrying value of the tenure allowance is equal to fair value being the present value of future payments discounted at the current market rate of interest.

(q)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(r)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

Accounts receivable:

December 31,                      December 31,

            2002                                    2001

Due from joint venture partner

$

2,857

$

1,729

Trade receivables

614

1,198

Note receivable (note 6)

459

-

Taxes recoverable

30

177

Interest and other receivables

230

121

$

4,190

$

3,225

4.

Inventories:

December 31,                       December 31,

2002                                    2001

Raw materials and supplies

$

687

$

537

Finished goods

265

2,878

$

952

$

3,415

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

5.

Property, plant and equipment:

                                                                                                                                         Accumulated                         Net book

December 31, 2002                                                                           Cost                        amortization                              value

Land

$

77

$

-

$

77

Building and infrastructure

1,725

(10)

1,715

Leasehold improvements

1,310

(1,304)

6

Production equipment

10,616

(669)

9,947

Office equipment

155

(66)

89

Computer equipment

262

(164)

98

Computer software

-

-

-

$

14,145

$

(2,213)

$

11,932

                                                                                                                                         Accumulated                         Net book

December 31, 2002                                                                           Cost                        amortization                              value

Land

$

177

$

-

$

177

Buildings and infrastructure

3,483

(42)

3,441

Leasehold improvements

1,290

(373)

917

Production equipment

9,645

(430)

9,215

Office equipment

444

(121)

323

Computer equipment

390

(169)

221

Computer software

115

(104)

11

$

15,544

$

(1,239)

$

14,305

6.

Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the "Agreements") with Chusei (U.S.A.) Inc. ("Chusei") to form PhytoSource LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company was required to contribute US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company agreed to: (a) loan PhytoSource LP US$4,000 for acquisition of technology from Chusei and, (b) to transfer inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$6,750 for construction and working capital, transferred the inventory and advanced the US$4,000 loan.  The remaining US$1,350 cash contribution is due when called upon by the joint venture.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

6.

Joint ventures (continued):

Under these agreements, the Company in some instances, is the selling party for certain phytosterol products from PhytoSource and will be receiving benefit for undertaking this activity.  In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

A demand loan payable to a customer in the amount of $3,060 was also transferred to the joint venture. The Company's proportionate share of this loan was recorded as demand loans payable in these consolidated financial statements at December 31, 2001 and was paid in full in June 2002.

As a result of the formation of the JV, operations at the Company's Amqui pilot facility in Quebec were wound down, and the carrying value of the facility was written down to $1,500 at December 31, 2001.  On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 payable in one lump-sum payment of $350 plus interest on May 9, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.

On September 4, 2001, the Company disposed of its 50% interest in Biopharmaceutical Research Inc. ("BRI").

Condensed balance sheets and statements of operations reflecting the Company's proportionate interests in joint venture operations:

December 31,                    December 31,

2002                                  2001

PhytoSource                     PhytoSource

Current assets

$

1,348

$

2,676

Property, plant and equipment

11,093

10,011

Intangible and other assets

6,310

7,631

$

18,751

$

20,318

Current liabilities

$

2,248

$

1,117

Demand loans

-

1,593

$

2,248

$

2,710

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

6.

Joint ventures (continued):

January 1,                  August 1,        August 1,              July 17,              August 1,

2002 to                        2000                2000                    2001                    1999

Dec. 31,                to Dec. 31,        to July 31,            to July 31,        to July 31,

2002                        2001                2001                2001                        2000

PhytoSource                PhytoSource            BRI                PhytoSource            BRI

Revenue

$

3,877

$

1,850

$

197

$

354

$

482

Expenses

5,460

2,619

534

323

456

Net earnings (loss)

$

(1,583)

$

(769)

$

(337)

$

31

$

26

7.

Intangible and other assets:

Accumulated

Net book

December 31, 2002

Cost

amortization

value

Technology (notes 7(b) and (c))

$

6,655

$

(956)

$

5,699

Supply agreements (note 7(d))

1,530

(919)

611

Other

35

(15)

20

8,220

(1,890)

6,330

Long-term receivable (note 7(a))

2,106

Note receivable, long-term portion (note 6)

716

Tenure allowance

151

Other

90

$

9,393

Accumulated

Net book

December 31, 2001

Cost

amortization

value

Technology (notes 7(b) and (c))

$

6,655

$

(284)

$

6,371

Supply agreements (note 7(d))

1,530

(269)

1,261

Other

35

(13)

22

8,220

(566)

7,654

Long-term receivable (note 7(a))

3,185

Tenure allowance

182

Other

135

$

11,156

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

7.

Intangible and other assets (continued):

(a)

The long-term receivable represents the long-term portion of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements.  The estimated current portion of $1,053 has been included in accounts receivable (note 3).  Interest is charged on the loan equal to prime rates and repayments are over 36 months commencing January 2003.

(b)

In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture (note 9).  In July 2001, this technology and know-how was licensed on a semi-exclusive basis to PhytoSource as part of the formation of the joint venture.  This technology is being amortized over ten years.

(c)

As part of the formation of the joint venture, PhytoSource acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945.  This will be amortized over ten years.  The Company's proportionate share of this technology of $4,973 is reflected in these financial statements.

(d)

As part of its contribution to the joint venture, Chusei assigned to PhytoSource a supply agreement with a certain customer, at an agreed value of $3,060.  The Company's proportionate share totals $1,530.  This will be amortized over the life of the agreement.

(e)

By agreements with the University of British Columbia ("UBC") effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to AD and ADD.  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  No additional shares had been issued to December 31, 2002.  Subsequent to year end, the Company issued an additional 2,650 shares to UBC.  In addition, the Company agreed to pay royalties on gross revenue of 1% to 1.5% except for revenues derived from the MLA with Novartis (note 11(a)), where the Company agreed to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis.  During the year, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

8.

Accounts payable and accrued liabilities:

December 31,

December 31,

2002

2001

Due to joint venture partner (note 6)

$

1,067

$

2,289

Trade payables

2,741

2,631

Royalties payable

267

-

Other payables

665

295

$

4,740

$

5,215

9.

Long-term debt:

December 31,                    December 31,

             2002                                  2001

Convertible debenture (note 7(b))

$

1,000

$

1,000

Promissory note

355

486

PhytoSource demand loan

553

-

1,908

1,486

Current portion

1,691

133

$

217

$

1,353

The convertible debenture is repayable on December 31, 2003 and bears interest at the rate of 8.5%, payable quarterly.  The convertible debenture carries certain conversion rights whereby the holder shall have the right prior to December 31, 2003, to convert all but not less than all of the principal sum into shares at a price of $6.18 per share.  This conversion price was not less than the market price of the Company's common shares at the agreement's date.  The Company may, at its option at any time after the market price of the common shares of the Company for 20 consecutive business days has exceeded $9.00, as adjusted for certain future issuances, repay the principal in full, together with any accrued and unpaid interest.  Given its insignificance, no portion of the convertible debenture has been recorded as equity.

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semiannually.  The promissory note is repayable in monthly installments of $13.

The PhytoSource demand loan consists of the Company's proportionate share of a note payable to a U.S. bank in the amount of US$700, at an interest rate the lesser of prime plus 1% or 6% but not less than 6% payable monthly, repayable in ten equal monthly installments of US$70 beginning January 31, 2003.  The amount is secured by property, plant and equipment, and guarantees from each of Forbes (USA) and Chusei.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

10.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

(b)

Issued and allotted:

Number of

common shares

Amount

Balance, July 31, 1999

16,620,083

$

38,082

Issued during the fiscal year for cash upon:

Private placement

3,000,000

27,750

Exercise of stock options

563,250

1,378

Exercise of warrants

634,642

5,077

Exercise of compensation options

60,714

425

Share issue costs

-

(2,185)

Balance, July 31, 2000

20,878,689

70,527

Exercise of stock options

341,800

734

Balance, July 31, 2001

21,220,489

71,261

Exercise of stock options

4,700

12

Balance, December 31, 2001

21,225,189

71,273

Issued during the fiscal year for cash upon:

Private placement

324,861

211

Share issue costs

-

(12)

Balance, December 31, 2002

21,550,050

$

71,472

(c)

Private placement:

During August 2002, the Company through a private placement issued 324,861 common shares for $0.65 per share for cash proceeds of $211 net of financing costs of $12.

(d)

Special warrants:

Special warrant financing of:

Number

Amount

$975 (net of issue costs of $88)

1,500,000

$

887

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

10.

Share capital (continued):

(d)

Special warrants (continued):

On September 25, 2002, the Company issued 1,500,000 special warrants at a price of $0.65 per special warrant for cash proceeds net of financing costs of $887.  Each special warrant was exercisable without payment of additional consideration for one common share of the Company on the earlier of January 24, 2003 and three business days following the issuance of receipts from the B.C. or Ontario Securities Commissions for a prospectus qualifying the distribution of the common shares.  In the event that such receipts were not issued by December 8, 2002, each special warrant would be exercisable without payment of additional consideration for 1.05 common shares of the Company until January 24, 2003.  In December 2002, the special warrant holders waived the requirement for the Company to file and obtain receipts for a prospectus.  Accordingly, on January 24, 2003, the special warrants were converted into 1,575,000 common shares.

As part of the issue of special warrants on September 25, 2002 the Company issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc.  Each brokers' warrant is exercisable into one common share of the Company at a price of $0.65 per common share until March 24, 2004.

(e)

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f)

Company's Stock Option Plan as at December 31, 2002 and December 31, 2001, and changes during the periods then ended:

    December 31, 2002

    December 31, 2001

Weighted

Weighted

average

average

Shares

exercise price

Shares

exercise price

Outstanding, beginning
of year

3,441,850

$

4.90

3,841,800

$

5.11

Granted

1,453,000

0.96

72,500

2.89

Exercised

-

-

(4,700)

2.57

Forfeited

(1,252,000)

5.29

(467,750)

6.38

Outstanding, end of year

3,642,850

$

3.19

3,441,850

$

4.90

Options exercisable,
end of year

2,853,600

1,936,971

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

10.

Share capital (continued):

(f)

Company's Stock Option Plan as at December 31, 2002 and December 31, 2001, and changes during the periods then ended (continued):

Stock options outstanding as at December 31, 2002:

Options outstanding

Options exercisable

Number

Number

outstanding at

Weighted

Weighted

exercisable at

Weighted

Range of

December 31,

average remaining

average

December 31,

average

Exercise prices                        2002            contractual life            exercise price                      2002        exercise price

$0.55 to $1.20

1,110,000

4.31

$0.96

466,000

$1.02

$2.57 to $4.10

1,879,000

3.36

$2.79

1,752,500

$2.75

$4.55 to $6.60

246,850

0.98                    $5.64

228,100

$5.70

$9.00 to $14.50

407,000

0.38                    $9.64

407,000

$9.64

$0.55 to $14.50

3,642,850

3.16

$3.19

2,853,600

$3.68

(g)

During the year ended December 31, 2002, the Company granted 1,328,000 options to directors, officers and employees at exercise prices ranging from $0.55 to $1.20 per share.  These options had terms of five years at the date of grant.  The weighted average fair value of the options granted to employees in 2002 is $0.61.  In accordance with the Company's stated accounting policy (note 2(g)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 125,000 options to non-employees during fiscal 2002 at exercise prices ranging from $0.66 to $0.95 per share.  These options have vesting periods ranging from 1.5 to 2 years and terms of 5 years.  The fair value of the 125,000 options granted to non-employees has been estimated at $41 at December 31, 2002 and is being amortized to expense over the applicable vesting periods.  The total expense recorded in 2002 amounted to $20.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee and non-employee stock-based compensation plans.  The pro forma adjustments presented below pertain to the 1,328,000 new options granted to employees since adoption of the new stock-based compensation standards on January 1, 2002 as described in note 2(g).  The pro forma disclosure does not include the effect of awards granted before January 1, 2002.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

10.

Share capital (continued):

(g)

(continued):

Reconciliation of pro forma net loss to common shareholders:

Five

Year ended

months ended

December 31,

December 31,

2002

2001

Net loss as reported

$

(4,120)

$

(6,461)

Pro forma adjustment

(422)

-

Pro forma net loss

$

(4,542)

$

(6,461)

Pro forma basic and diluted loss per share

$

(0.21)

$

(0.30)

The fair value of the options granted to employees and non-employees in 2002 has been estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

Dividend yield

      0%

Expected volatility

      114%

Risk-free interest rate

3.0%

Expected lives

       3 years

(h)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the "Rights Plan") to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

11.

Commitments, contractual obligations and contingencies:

(a)

Novartis Strategic Alliance and Exclusive Master License Agreement:

During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis") related to licensing a plant-based sterol composition developed by the Company.  On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement ("MLA") with Novartis regarding the Company's unique plant-based sterol composition (PhytrolTM), a potential functional food ingredient for lowering cholesterol.

Under the MLA, Novartis had exclusive worldwide rights to use or sub-license PhytrolTM (consumer branded as ReducolTM) for use in functional foods, dietary supplements and over-the-counter products.  The Company received upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales.  The Company was committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)).  The Company was responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis was responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA was for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contained clauses whereby either party could terminate the Agreement upon the occurrence of certain events including:  (i) certain milestones relating to the development and commercialization of PhytrolTM not being achieved; or (ii) a significant change in the economics of the commercialization of PhytrolTM.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA ("Novartis SA") to settle the licensing arrangement and re-acquire the rights to Reducol(tm).  Under the terms of the agreement, the Company has agreed to pay Novartis SA a total of US$2,500 (C$3,842).  In settling the licensing arrangement, the Company eliminated deferred revenue of $9,857 and accounts payable of $90 and hence recognized a gain of $6,044, net of transaction costs of $61.  Of the US$2,500 total cost, US$500 was paid, on signing, by way of offset against funds owed by Novartis SA to Forbes. The balance of US$2,000 is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.  At December 31, 2002, a total of US$44 is payable to Novartis in royalties from phytosterol sales.  A minimum of US$1,500 (C$2,366) must be paid to Novartis by June 30, 2003 with the remaining US$500 (C$789) due by December 31, 2003.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

11.

Commitments, contractual obligations and contingencies (continued):

(b)

University of British Columbia laboratory facility:

In mid-2002, the Company began scaling down the research projects performed at its biotechnology research laboratory at the University of British Columbia ("UBC").  Certain laboratory assets with net book value of $97 were sold for proceeds of $66 resulting in a loss on sale of $31.  Other lab equipment with net book value of $201 was contributed in kind to UBC as a prepayment for research costs.  The remaining laboratory assets and leasehold improvements were written down by $1,136 to $763 being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.

(c)

Manufacturing agreement with Fermic:

In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. DE C.V. ("Fermic") for the commercial production of AD and ADD.  The Company is required to supply the necessary raw materials as well as paying prescribed monthly tolling fees based on the usage of Fermic's fermentation capacity.  Pursuant to the agreement, the Company is responsible for financing the cost of any additional auxiliary equipment required for the downstream processing of AD and ADD at Fermic's facilities.  The agreement provides for an initial term of three years, expiring September 15, 2003, and for automatic renewals for one-year terms unless terminated by either party.

Further activities regarding the processing of AD and ADD have been temporarily suspended as the Company is focused on current opportunities that may lead to the possible licensing and/or divestiture of the AD/ADD technology.

(d)

Tenure allowance:

On January 11, 1999, the shareholders approved agreements with certain key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005.  In 2002, one of these executives resigned from the Company prior to the date that his tenure allowance would have vested.  Accordingly, the tenure allowance liability was reduced by $436 with a credit to general and administrative expenses.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense (recovery) for the period ended December 31, 2002 was $(229) (five-month period ended December 31, 2001 - $139; years ended July 31, 2001 - $128; 2000 - $358).

(e)

Research agreements:

As at December 31, 2002, the Company has not recorded future funding commitments under various research agreements totaling $759 of which $620 relates to ongoing clinical trials (December 31, 2001 - $1,803; July 31, 2001 - $127).  These amounts will be recorded at the earlier of when the funding is required or when the services have been performed.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

12.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 21,766,440 (five-month period ended December 31, 2001 - 21,225,189; years ended July 31, 2001 - 21,171,325; 2000 - 17,227,874).

13.

Supplementary information:

                                                                                                          Five months

                                                                            Year ended                     ended

                                                                           December 31,        December 31,                          Years ended July 31,

                                                                                    2002                       2001                         2001                          2000

Interest paid

$

218

$

43

$

99

$

2

Non-cash transactions:

Note receivable acquired on sale
of pilot facility

1,200

-

-

-

Prepayment of research costs by
transfer of property, plant and
equipment                                                              201                                -                             -                             -

14.

Related party transactions:

During the period, the Company paid or accrued to companies controlled by directors or officers:

Five months

                                                                            Year ended                     ended

                                                                           December 31,        December 31,                          Years ended July 31,

                                                                                    2002                       2001                         2001                          2000

Legal fees and share issue costs

$

292

$

133

$

468

$

323

Consulting

171

-

-

-

$

463

$

133

$

468

$

323

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

15.

Concentration of sales:

For the year ended December 31, 2002 and 2001, substantially all of the Company's revenue was generated from two customers.

16.

Income taxes:

The tax effects of temporary differences that give rise to significant components of the future tax assets and liabilities are presented below:

December 31,

December 31,

2002

2001

Non-capital loss carry-forwards

$

6,049

$

6,235

Research and development expenditures deferred for income tax purposes

11,600

10,669

(Excess) deficiency of property, plant and equipment and intangible assets over tax values

276

(1,388)

Share issue costs

348

674

Investment tax credits

4,324

6,521

Deferred revenue included in income for tax purposes

-

1,391

Other

296

-

Total gross future tax assets

22,893

24,102

Valuation allowance

(22,893)

(24,102)

Net tax assets

$

-

$

-

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

16.

Income taxes (continued):

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2002, the Company has scientific research and experimental development expenditures in the amount of $32,584 (December 31, 2001 - $26,672) available for carry-forward indefinitely to reduce future taxable income.  The Company also has approximately $6,714 (December 31, 2001 - $6,521) of unclaimed investment tax credits expiring between 2003 to 2011, available to reduce future income taxes otherwise payable.  The Company also has non-capital losses in the amount of $17,139 available to offset future taxable income expiring at various dates through to 2009.  The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17.

Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2003

$

614

2004

612

2005

454

2006

139

2007

139

$

1,958

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

18.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP").  Significant differences to these consolidated financial statements are as follows:

(a)

Consolidated statement of operations and deficit:

                                                                                            Year ended                       ended

                                                                                         December 31,          December 31,                            Years ended July 31,

                                                                                                      2002                          2001                             2001                          2000

Net loss in accordance with
Canadian GAAP                                                            $    (4,120)       $            (6,461)         $            (19,722)       $            (11,319)

Difference in non-employee stock
based compensation (see c(i))                                                    121                        (193)                            (99)                          (173)

Net loss in accordance with
United States GAAP                                                           (3,999)                      (6,654)                    (19,821)                     (11,492)

Deficit, beginning of year,
United States GAAP                                                          (53,171)                   (46,517)                    (26,696)                      (15,204)

Deficit, end of year, United
States GAAP                                                                 $  (57,170)     $            (53,171)       $              (46,517)       $              (26,696)

Weighted average number
of shares outstanding                                                    21,766,440              21,225,189                    21,171,325                  17,227,874

Basic and diluted loss per share                                $         (0.18)      $                 (0.31)      $                  (0.94)      $                  (0.67)

(b)

Consolidated balance sheet:

December 31, 2002                                        December 31, 2001

Canadian            United States               Canadian                United States

GAAP                  GAAP                        GAAP                         GAAP

Shareholders' equity:

Additional paid-in capital from stock

based compensation                                                  $               -               $    1,791                 $           -                        $    1,912

Deficit                                                                             (55,379)                (57,170)                   (51,259)                        (53,171)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

18.

United States generally accepted accounting principles (continued):

(c)

Differences:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(g) for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the year ended December 31, 2002, the five-month period ended December 31, 2001 and each of the two years ended July 31, 2001 and 2000 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                                                                                          Five months

                                                                            Year ended                     ended

                                                                           December 31,        December 31,                          Years ended July 31,

                                                                                    2002                       2001                         2001                          2000

Expected dividend yield

$

-

$

-

$

-

$

-

Expected stock price volatility

114%

90%

80%

80%

Risk-free interest rate

3.00%

3.00%

3.00%

5.40%

Expected life of options

1.5 - 4.0 years

1.3 - 4.4 years

0.4 - 4.6 years

3 years

(ii)

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  However, reconciliation of this difference may be omitted in accordance with SEC rules and regulations.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

18.

United States generally accepted accounting principles (continued):

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees", in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the year ended December 31, 2002, the five-month period ended December 31, 2001 and the years ending July 31, 2001 and 2000 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

December 31,            December 31,                    ______July 31_____

2002                           2001                    2001                    2000

Expected dividend yield                           $                 -             $                    -                $         -                $        -

Expected stock price volatility                            114%                             90%                     80%                    80%

Risk-free interest rate                                         3.00%                           3.00%                  3.00%                5.40%

Expected life of options                                    3 years                  1.6 - 9 years        2 - 9.4 years              3 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

18.

United States generally accepted accounting principles (continued):

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation (continued):

The weighted average fair value of the options granted is $0.61 (December 2001 - $1.97; July 2001 - $2.12; 2000 - $6.12).  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company's net loss and loss per share under United States GAAP would have been as follows:

December 31,            December 31,                ______July 31_____

2002                        2001                    2001                    2000

Pro forma loss

$

(6,306)

$

(7,990)

$

(23,590)

$

(12,978)

Pro forma basic loss per share

(0.29)

(0.38)

(1.11)

(0.75)

(e)

Recent accounting pronouncements:

During 2002, the Financial Accounting Standards Board ("FASB") has issued four new pronouncements.  None of these new pronouncements are expected to have a material impact on the Company's financial statements.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

·

Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

·

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities").  The Interpretation is effect for interim or annual periods beginning after June 15, 2003.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

18.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements (continued):

·

The EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables".  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

19.

Subsequent events:

On January 24, 2003, the 1,500,000 special warrants were converted into common shares of the Company at a rate of 1.05 common shares for one special warrant (note 10(d)).  This resulted in the issuance of 1,575,000 common shares of the Company.

FORBES MEDI-TECH INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Year ended December 31, 2002

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

Overview:

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology.  By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development for commercialization include phytosterol food additives and dietary supplements.  All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

In the year 2002, Forbes attained key milestones for FM-VP4.  In January 2002, the Phase I clinical trial designed to establish the safety of FM-VP4 was initiated at the Academic Medical Center ("AMC") University of Amsterdam, one of the world's leading centers for the management and research of dyslipidemia. In August of 2002, Forbes received approval from the Medical Safety Review Panel of the AMC to initiate the Phase II component of its clinical trial on FM-VP4.  In early 2003, Forbes began the dosing component of FM-VP4's Phase II clinical trial, with Phase II completion expected in the fourth quarter of 2003.

In addition to FM-VP4, the Company anticipates exploring cardiovascular and related indications of the VPx Library of Compounds including: cholesterol and triglyceride-lowering; HDL-increasing (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol(tm) in food products and dietary supplements under the Dietary Supplement Health Education Act ("DSHEA") regulations in the USA.   Although able to sell Reducol(tm) and non-branded sterols in the USA, the Company has been awaiting a decision from the US Food and Drug Administration ("FDA") allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients.  While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows Forbes and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(tm).  The Company considers this a major milestone in its ability to sell its clinically proven product, Reducol(tm).  The Company is also pursuing obtaining the relevant approvals for sales of its products in other international markets.

In the area of functional foods, Forbes announced clinical study results in May of 2002 for a "designer" cooking oil, which was shown to lower cholesterol levels and may aid in the loss of body weight.  The clinical study conducted at McGill University in Montreal showed that a diet including Forbes' "designer oil" resulted in a decrease of LDL cholesterol concentrations along with an added benefit of a decrease in total body weight tissue volumes compared with participants who consumed olive oil in the diet.  The benefits of Forbes' "designer oil" were presented to the American Heart Association ("AHA") at a Scientific Sessions 2002 conference in Chicago, Illinois.

In late 2002, the Company's chocolate study findings were published in the British Journal of Nutrition.  These results showed study participants who consumed the phytosterol-enriched chocolate for a period of over four weeks experienced reductions in their LDL cholesterol levels of 10.3%.

Phytosterols historically have been incorporated into high fat foods such as spreads and dressings.   Forbes continues its research work in a wide area of phytosterol food additives in order to provide appealing vehicles for cholesterol lowering compounds by adding them to a variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

Over the last several years, Forbes has invested significant funds in the areas of phytosterol food additives and dietary supplements.  These include an investment in the Phyto-Source Limited Partnership, a 50/50 joint venture between Forbes and Chusei (USA) Inc.  The Phyto-Source Limited Partnership operates a dedicated phytosterol manufacturing facility near Houston, Texas. This joint venture is accounted for by the proportionate consolidation method under which the Company's 50% proportionate share of the assets, liabilities, income and expense of the joint venture are reflected in the Company's financial statements.

In 2001, the Company changed its fiscal year-end from July 31 to December 31.  The Company's last financial year ended December 31, 2002 is accordingly being compared to the five-month transition period ended December 31, 2001 and to the twelve-month period ended July 31, 2001.

Critical Accounting Policies:

Forbes' consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 18 to the consolidated financial statements for the year ended December 31, 2002.  The Company  believes that the estimates and assumptions which it relies upon are reasonable based on information available to the Company at the time that these estimates and assumptions are made.  Actual results could differ from the Company's estimates.  Areas of significant estimates include amortization and recoverability of capital and intangible assets, and recognition of deferred revenues.  Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company's significant accounting policies.

Changes in Accounting Policies:

Revenue recognition  During the year ended July 31, 2001, the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No. 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, contract research payments and milestone payments are recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty or other related arrangements. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments.  This change in accounting policy was applied on a retroactive basis.

Stock-based compensation  Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments".  The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.  The Company now accounts for all options granted to non-employees under the fair value based method which recognizes the fair value of the options as they are earned and the services are provided.  The Company continues to account for all options granted to employees and directors under the settlement method whereby no compensation cost is recorded and consideration paid by the employees upon the exercise of stock options is recorded as share capital.  The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 10(g) of the consolidated financial statements.

Impairment of long lived assets  Effective January 1, 2002, the Company adopted the new Recommendation of the CICA handbook Section 3063 relating to impairments of long lived assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This change in policy did not result in any impairment charge for the year ended December 31, 2002.

Results of Operations:

Fiscal 2002 compared to Five- month period ended December 2001 and Fiscal year ended July 2001

For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001.

Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the ReducolTM licensing agreement with Novartis (see note 11(a) to the consolidated financial statements) which was offset by a write-down of the Company's laboratory leaseholds and assets in the amount of $1.1 million.

Forbes, to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2002 the Company's accumulated deficit was $55.4 million.

Revenues  For the year ended December 31, 2002, a majority of the Company's revenues were earned from sales of phytosterol products to two customers.  Forbes reported total revenues, including interest income, for the fiscal year ended December 31, 2002 of $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Phytosterol revenues have increased to $7.8 million for the year ended December 31, 2002, compared with $3.7 million for the five-month period ended December 31, 2001, and $5.8 million for the year ended July 31, 2001.  Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies outlined above.  Sales of phytosterols were $6.9 million for the year ended December 31, 2002, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the year ended July 31, 2001.  The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol(tm) product (consumer branded as Reducol(tm)) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success(tm)) and Pharmavite (Nature Made's Cholest-Off(tm)) in the latter part of 2001.

Operating Expenses (excluding depreciation and amortization)

Cost of sales, marketing and product development  Cost of sales, marketing and product development  for the year ended December 31, 2002  totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.  Included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD. On an annualized pro forma basis, cost of sales, marketing and product development for the year ended December 31, 2002 was $2.0 million less than for the five-month period ended December 31, 2001.  Cost of sales, marketing and product development for the year ended 2002 related primarily to the cost of sterols sold.  In the five-month period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the cost of sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and development  The Company's net research and development (R&D) expenses for the year ended December 31, 2002, totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.  In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001.   The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been curtailed as the Company successfully continues its cost-saving directives.  The main R&D expenditures in 2002 were and, through 2003 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.    Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

In an effort to further reduce operating costs, towards the end of 2002, the Company began scaling down research work conducted at its biotechnology research laboratory on the University of British Columbia (UBC) campus.  Research which had been conducted at the facility will be outsourced to third-party laboratories as in years prior to the opening of the laboratory facilities.  The decision to suspend Forbes' lab work at UBC was reached after analyzing the costs of fully staffing and operating the dedicated laboratory facilities in light of the Company's current objectives and on-going research projects.  R&D overhead expense was significantly reduced by contracting out the Company's research activities to other facilities and is expected to be further reduced by a potential sub-lease of the laboratory premises.

The Company is currently actively seeking sub-lessees for the laboratory facilities.   Laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services.  Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million.   The Company decided in December of 2002 to write down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future.  The total net book value written down at December 31, 2002, amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

General and administrative  Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year.    On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

Other income (expense)

In June 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol(tm), which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   As of December 31, 2002, a total of US$0.04 million is payable to Novartis in royalties from phytosterol sales.  A minimum of US$1.5 million (C$2.4 million) is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003.

The Company is continuing its sterol manufacturing efforts solely through the Phyto-Source LP joint venture in Pasadena, Texas.   In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.  In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

Liquidity and Capital Resources:

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2002 was $0.4 million compared to December 31, 2001 of $6.7 million, and $18.0 million at July 31, 2001. The Company had a working capital deficit of $3.5 million at December 31, 2002.  The working capital deficit includes an amount of $3.2 million of royalties payable and $1.0 million convertible debenture due by the end of 2003.  Excluding such royalties and debenture, the Company's working capital was $0.7 million.

Cash used in operating activities was $3.8 million in fiscal 2002 compared to $6.2 million in the five-month period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001.  The decreases in cash used primarily reflect the decrease in Forbes' net loss for each year.  Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001.  The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Net cash used in investing activities was $1.4 million for 2002 compared with cash provided of $4.1 million for the five-month period ended December 31, 2001, and cash provided of $21.8 million for the year ended July 31, 2001.  Cash provided in the five-month period ended December 31, 2001 and the year ended July 31, 2001 was due to proceeds from short-term investments which were used to fund on-going operations.   Also, additions to capital assets in 2002 were $1.6 million which related to the completion of the Phyto-Source joint venture phytosterol manufacturing facility near Houston, Texas.

In fiscal 2002, net cash of $1.1 million was provided by two private placements.  In August of 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of  $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.   Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million.  On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source LP towards completion and operation of the manufacturing facility.  The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

The Company is continuing to maintain its reductions in spending in an effort to improve its working capital position and to reduce the amount of cash used in operations.   In September of 2002, the Company announced that it and the Phyto-Source joint venture had secured sterols supply agreements for up to $40.0 million (US$26.0 million) over a two-year period based on customer forecasts.  These include a major agreement between the Phyto-Source joint venture and a large multinational company.  Production of the phytosterols is undertaken by Phyto-Source.  In 2003, the Company plans to set off its remaining capital commitment to Phyto-Source against amounts owed by Phyto-Source to the Company for inventory.  Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and planned divestiture of the Company's AD/ADD business, Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003. The Company, however, is continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations.  The current financial market for equity offerings is challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition (M&A) transactions.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Sales:

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered, the Company is projecting its share of revenue from sterol sales for 2003 of $12 million. This figure represents the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and the Phyto-Source joint venture.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words "expected", "expects," "promising", "anticipates," "believes," "intends," "estimates," "projecting", "projects", "planned", "plans" and similar expressions or variations thereon, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds  As at December 31, 2002, the Company had a working capital deficit.  The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations.  The current financial market for equity offerings is challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all.  The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.

  Dependence Upon a Few Customers and Products  Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place

  inability to protect the Company's intellectual property rights necessary for the research and development,  manufacture and sale of the Company's products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company the risk of obsolescence of the Company's technology

  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results

  Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

  Future Revenues and Profitability are Uncertain   The Company's future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

  The Company has a History of Losses   For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million and an accumulated deficit of $55.4 million.  The Company anticipates that it will continue to incur significant losses during fiscal 2003 and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

  Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel  The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace the

  Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

  Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

  Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

  Inflation  The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

List of Exhibits

FORBES MEDI-TECH INC.

FORM OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF FORBES MEDI-TECH INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 29, 2003.

I, the undersigned, being a shareholder of Forbes Medi-Tech Inc. (the "Company") appoint Charles Butt, the President and Chief Executive Officer, and a Director of the Company, or failing him, Patricia Pracher, the Acting Chief Financial Officer of the Company, or failing him, James L. Heppell, Secretary of the Company, or instead of the above-mentioned, ___________________________________, as my proxyholder, with full power of substitution, to attend on my behalf at the Annual General Meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Thursday, May 29, 2003 (the "Meeting"), and at any adjournment or adjournments thereof, and to cast the number of votes that I would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxyholder to vote as follows:

To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor.

To authorize the Directors, subject to the restrictions described in the accompanying Information Circular, to carry out future financings in circumstances where the policies of The Toronto Stock Exchange would require shareholder approval thereto, such circumstances being where the aggregate number of shares which are issued or made subject to issuance by way of one or more private placements during any particular six month period is greater than 25% and up to 100% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements.

To approve a special resolution increasing the authorized capital of the Company from 200,000,000 Common Shares and 50,000,000 Preferred Shares, respectively, to an unlimited number of Common Shares and unlimited number of Preferred Shares, as more particularly described under the heading "Increase of Authorized Capital" in the accompanying Information Circular and to be presented at the Meeting; authorizing the Board of Directors to revoke such resolution at any time before it is effected without further action by the shareholders; and authorizing any one director or officer to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement the special resolution  including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose.

To ratify, re-confirm and approve the continued existence of the Company's Shareholder Rights Plan, as amended and restated, as more particularly described under the heading "Shareholders Rights Plan" in the accompanying Information Circular and to be presented at the Meeting, and authorizing any one director to take any and all such further and other steps and execute any other documents as he may deem necessary to give effect to the transactions contemplated in the Shareholder Rights Plan.

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

I HEREBY REVOKE ANY PROXY PREVIOUSLY GIVEN AND AUTHORIZE THE PROXYHOLDER TO VOTE IN FAVOUR OF THE ITEMS SET OUT ABOVE UNLESS AN INSTRUCTION TO THE CONTRARY IS INDICATED, AND TO VOTE IN HIS OR HER SOLE DISCRETION WITH RESPECT TO ANY AMENDMENT TO OR VARIATION OF THE ABOVE ITEMS OR ON ANY OTHER MATTER BROUGHT BEFORE THE MEETING.

_____________________________                          ____________________________________

Date

Address of Shareholder

_____________________________                          ____________________________________

Signature of Shareholder

City/Province (State)

_____________________________                         _____________________________________

Print Name of Shareholder                                           Number of Shares to be voted (If not completed

                                                                                   all shares registered in your name will be deemed

                                                                                   to be represented by this proxy)

INSTRUCTIONS

IF THE SHAREHOLDER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT THE NAME OF THE PERSON HE OR SHE WISHES TO ACT AS HIS OR HER PROXYHOLDER IN THE BLANK SPACE PROVIDED.  SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

IN THE ABSENCE OF CONTRARY DIRECTION, A GENERAL AUTHORITY WILL BE DEEMED TO BE GRANTED TO THE PROXYHOLDER WITH RESPECT TO VOTING ON AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

THIS PROXY MAY NOT BE USED AT THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, UNLESS IT IS DEPOSITED AT THE OFFICE OF THE PACIFIC CORPORATE TRUST COMPANY, THE COMPANY'S REGISTRAR AND TRANSFER AGENT, BY MAIL, TELEFAX OR BY HAND AT 10th Floor, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 (TELEFAX: (604) 689-8144), NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING.*

THIS PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS OR HER ATTORNEY DULY AUTHORIZED BY HIM  OR HER IN WRITING, OR IN THE CASE OF A CORPORATION, IS EXECUTED UNDER ITS CORPORATE SEAL OR BY AN OFFICER OR OFFICERS OR ATTORNEY FOR THE CORPORATION DULY AUTHORIZED.  IF THIS PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER AND NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR THE ATTORNEY, AS THE CASE MAY BE, OR A CERTIFIED COPY THEREOF, MUST BE ATTACHED HERETO.  IF THE PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF MAY 2, 2003.

THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXY" IN THE ACCOMPANYING INFORMATION CIRCULAR.

* The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

FORBES MEDI-TECH INC.

Suite 200, 750 West Pender Street
Vancouver, BC V6C 2T8

Tel:  (604) 689-5899

Fax:  (604) 689-7641

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON THURSDAY, MAY 29TH 2003

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Forbes Medi-Tech Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Thursday, May 29th, 2003 for the following purposes:

to receive the report of the Directors of the Company, the audited financial statements of the Company for the year ended December 31, 2002 and the report of the auditor thereon;

to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

to consider and, if thought fit, pass an ordinary resolution, to set the number of the Directors of the Company at six;

to elect six persons as Directors of the Company;

to consider, and if thought fit, pass an ordinary resolution, authorizing the Directors, subject to the restrictions described in the accompanying Information Circular, to carry out future financings in circumstances where the policies of The Toronto Stock Exchange would require shareholder approval thereto, such circumstances being where the aggregate number of shares which are issued or made subject to issuance by way of one or more private placements during any particular six month period is greater than 25% and up to 100% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements;

to consider, and if thought fit, pass a special resolution increasing the authorized capital of the Company from 200,000,000 Common Shares and 50,000,000 Preferred Shares, respectively, to an unlimited number of Common Shares and unlimited number of Preferred Shares.  The full text of the proposed special resolution is as follows:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Article 3 of the Articles of Continuance of the Company be amended by:

(a)    increasing the number of Common Shares without par value from 200,000,000 to an unlimited number; and

(b)    increasing the number of Preferred Shares without par value from 50,000,000 to an unlimited number;

2.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

to consider, and if thought fit, to pass an ordinary resolution ratifying, re-confirming and approving the continued existence of the Company's Shareholder Rights Plan, as amended and restated, as more particularly described under the heading "Shareholders Rights Plan" in the accompanying Information Circular.  The full text of such ordinary resolution is set out in the accompanying Information Circular.  See "Particulars of Other Matters to be Acted Upon - Shareholder Rights Plan - Text of Ordinary Resolution Confirming Shareholder Rights Plan, As Amended"; and

to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 30th day of April, 2003.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per:

"Charles Butt"

Charles Butt

President & Chief Executive Officer

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899

Fax:  (604) 689-7641

INFORMATION CIRCULAR

as at and dated April 30, 2003

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the "Company") for use at the annual general meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Thursday, May 29th (the "Meeting"), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting").  Unless specified otherwise, the information contained in this Information Circular is current as at April 30th, 2003.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144) or to the registered office of the Company at 200 - 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax:  (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Please note that the following discussion does not apply to owners of shares of the Company who hold their shares directly and who are therefore listed in the Company's register of shareholders.

Most beneficial owners of the Company's shares are NOT listed on the Company's register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company.  In this discussion, such owners are referred to "you" or as a "Beneficial Owner", and the firm, financial institution or company through which you hold your shares are referred to as "Intermediaries".  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company's register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.   To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the "Form of Proxy"), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.   You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person's name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Directors.  KPMG LLP were first appointed Auditors of the Company on October 13, 1998.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 23,173,700 Common Shares as at April 30, 2003, each Common Share carrying the right to one vote.  The Company is also authorized to issue 50,000,000 preferred shares without par value, of which none are currently outstanding.  The Directors have fixed April 17, 2003 as the record date.  Shareholders of record at the close of business on April 17, 2003, are entitled to vote at the Meeting or adjournments thereof.

To the knowledge of the Directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Common Shares of the Company.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company.  Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of common shares of the Company ("Common Shares") beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, City of Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Common Shares Owned(1)
Charles A. Butt Toronto, Ontario Director since 1999, President and Chief Executive Officer

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

		33,900
Donald Buxton(3)(4) Montreal, Quebec Director since 2000

Chairman of the Board, Labopharm, Inc.

Mr. Donald Buxton has been Chairman of the Board of Labopharm, Inc. since July, 2000. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

		Nil
Dr. Joe Dunne(2)(3)(4) Sarasota , Florida Director since 2000

Chairman of the Board and Chief Executive Officer, Westgate Biological Ltd.

Dr. Dunne has been Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, since June, 1999.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

		23,000
Tazdin Esmail(4) Delta, British Columbia Director since 1992, Chairman of the Board.

President, Vestco Enterprises Inc.

Mr. Esmail is Currently the Chairman of the Board of Directors of the Company.  Formerly the President and Chief Executive Officer, Mr. Esmail became a consultant to the Company on March 29, 2002.  He first joined the Company in March, 1992 as President and Chief Operating Officer and in 1997 he became the President & CEO of the Company.  Mr. Esmail brings to the Company over 20 years experience in the biomedical and pharmaceutical fields. Prior to joining the Company, Mr. Esmail was Vice President, Medical Operations of QLT PhotoTherapeutics Inc., a Vancouver-based biotechnology company. Prior to QLT, he was with Cyanamid Canada Inc., a subsidiary of American Cyanamid Company, in its Lederle multinational pharmaceutical division where he held several progressive senior management positions in areas such as strategic planning, sales and marketing, new product development, marketing research and management training.

		628,800
Percy Skuy(2)(3)(4) Toronto, Ontario Director since 1997	Healthcare Consultant Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.	33,000
Dr. Lily Yang (2)(4) Los Altos, California Director since 2002

President, Chief Executive Officer and Co-Founder of TheraLife, Inc.

Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

		Nil

(1)

The information as to city of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal years ended July 31, 2000 and July 31, 2001, the 5 month transition period ended December 31, 2001, and the fiscal year ended December 31, 2002 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2002, (ii) one of the four most highly compensated executive officers serving as an executive officer at December 31, 2002, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $100,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2002 (collectively, the "Named Executive Officers").

(1) For the fiscal year ended December 31, 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001, "Other Annual Compensation" consists of car allowance and life insurance premiums.  In previous years, the Company referenced these life insurance benefits under "Management Contracts".

(2) All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

(4) As the Company changed its financial year-end from July 31 to December 31 in 2001, the figures for this period are for the five-month period ended December 31, 2001.

(5) Mr. Butt commenced employment with the Company as Senior Vice-President, Commercial Operations, on July 1, 2000.  His annual salary was $185,000 with an annual car allowance of $6,000.  From January to June, 2000, Mr. Butt's company, The Charson Group Inc., provided consulting services to the Company for total fees of $36,000, excluding taxes and disbursements.  On May 1, 2001, Mr. Butt became President of the Company and his annual salary was increased accordingly to $220,000.  Subsequent to the financial year ended December 31, 2001, Mr. Butt also became Chief Executive Officer of the Company on March 29, 2002.

(6) Subsequent to the end of the last fiscal year, in 2003, Mr. Butt was granted options to purchase 60,000 common shares at $0.66 per share expiring February 13, 2008.  Also in the last year, options to purchase a total of 50,000 common shares expired.

(7) Subsequent to the fiscal year ended December 31, 2002, Mr. MacDonald resigned his position in the Company to return to the mining industry. Patricia Pracher, the former Controller of the Company, is currently Acting Chief Financial Officer.

(8) Mr. MacDonald commenced employment with the Company on February 15, 2001 with an annual salary of $175,000 and an annual car allowance of $6,000.

(9) During fiscal 2002, Dr. Haydn Pritchard served as Senior Vice-President of Research and Development until October 15, 2002 when Dr. Pritchard returned to his full-time professorship position at the University of British Columbia but remains in the part-time role with the Company of Senior Consultant, Scientific Affairs.  Of the $98,438 salary, $5,000 relates to consulting fees.  Dr. Pritchard's total salary for the fiscal year 2002 would have been $120,000 had Dr. Pritchard worked as Senior Vice-President, Research and Development of the Company for the entire year.

(10) On August 1, 2001, Dr. Pritchard entered into an Employment Amending Agreement with the Company, pursuant to which his salary was reduced to $90,000 per annum, and his time commitment was amended from a full-time to a part-time basis.

(11) Dr. Pritchard commenced employment with the Company on July 1, 2000 with an annual salary of $150,000.  He took an unpaid leave of absence from UBC, and passively retained his position at UBC to fill his position at the Company.  The Company paid $12,500 to Dr. Pritchard as an employee from July 1, 2000 to July 31, 2000.  In addition, the Company also paid $58,500 to St. Paul's Hospital for Dr. Pritchard's salary prior to his leave of absence from UBC.

(12) Mr. Esmail resigned as Chief Executive Officer of the Company on March 29, 2002.  Effective March 29, 2002, the Company entered into a part-time consulting agreement with Vestco Enterprises Inc., a company wholly-owned by Mr. Esmail.  Of the $269,741 salary, $171,000 relates to consulting fees paid to Vestco, $98,741 was paid to Mr. Esmail in respect of his services as Chief Executive Officer of the Company during the first 3 months of 2002 of which $26,262 represents one-half of an amount owing for vacation pay (balance of $26,262 remains owing), and $2,400 was earned and is owing to Mr. Esmail for his services as a Director (see "Compensation of Directors" below).  Mr. Esmail's total salary for the fiscal year 2002 would have been $290,000 had Mr. Esmail worked as a Chief Executive Officer of the Company for the entire year.

(13) On May 1, 2001, Mr. Esmail ceased to act as the President of the Company and voluntarily reduced his salary to $290,000 per annum.

(14) On March 29, 2002, Mr. Esmail voluntarily forfeited for cancellation 540,000 stock options pursuant to his resignation as the Chief Executive Officer of the Company.

(15) During the year 2002, Mr. Esmail was granted options to purchase 67,000 shares, however, these options were subsequently cancelled during the same year.  Subsequent to the end of the last fiscal year, in February 2003, Mr. Esmail was granted options to purchase 15,000 common shares of the Company at $0.66 expiring February 13, 2008.

(16)  On March 29, 2002, Mr. Miller resigned as Senior Vice President, Corporate Development of the Company.  Effective March 29, 2002, the Company entered into a part-time consulting agreement with Mybram Holdings Inc., a company wholly-owned by Mr. Miller. Of the $125,214 salary, $70,200 relates to consulting fees paid to Mybram Holdings, with the remaining $55,014 (which amount includes $5,000 for accumulated vacation pay owing) paid to Mr. Miller in respect of his services as Senior Vice President, Corporate Development of the Company during the first 3 months of 2002. Mr. Miller's total salary for the fiscal year 2002 would have been $206,000 had Mr. Miller worked as a Senior Vice President, Corporate Development of the Company for the entire year.

(17) On March 29, 2002, Mr. Miller voluntarily forfeited for cancellation 40,000 stock options pursuant to his resignation as the Senior Vice President, Corporate Development of the Company.

(18) Mr. Motley was was appointed Vice-President, Commercial Operations on May 1, 2001.

(19) Mr. Motley commenced employment with the Company on January 15, 2000 as Vice President, Business Development.

(20) Subsequent to the end of the last fiscal year, on February 13, 2003, Mr. Motley was granted an option to purchase 50,000 common shares of the Company for $0.66 per share expiring on February 13, 2008.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during the financial year of the Company ended December 31, 2002:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)(21)	% of Total Options/SARs Granted to Employees in Financial Year(22)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Charles Butt	150,000 20,000	11.3% 1.5%	$1.20 $0.66	$0.90 $0.62	Apr. 10, 2007 Oct. 09, 2007
R. J. (Don) MacDonald	100,000	7.5%	$1.20	$0.90	Apr. 10, 2007
Haydn Pritchard	80,000	6.0%	$0.95	$0.90	Apr. 10, 2007
Tazdin Esmail	Nil(23)	N/A	N/A	N/A	N/A
Jack Miller	Nil	N/A	N/A	N/A	N/A
Jeff Motley	60,000	4.5%	$0.95	$0.90	Apr. 10, 2007

(21) All securities under option are Common Shares; the Company has not granted any SARs.

(22) Includes options to employees, officers, and directors.

(23) During the year 2002, Mr. Esmail was granted options to purchase 67,000 shares, however, these options were subsequently cancelled during the same year.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2002 and the value of their unexercised options as at December 31, 2002:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR & YEAR-END OPTION VALUES

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Charles Butt	Nil	Nil	380,000 Exercisable / 100,000 Unexercisable	Nil Nil
R. J. (Don) MacDonald	Nil	Nil	245,000 Exercisable / 65,000 Unexercisable	Nil Nil
Haydn Pritchard	Nil	Nil	125,000 Exercisable / 45,000 Unexercisable	Nil Nil
Tazdin Esmail	Nil	Nil	362,500 Exercisable / 37,500 Unexercisable	Nil Nil
Jack Miller	Nil	Nil	211,250 Exercisable / 18,750 Unexercisable	Nil Nil
Jeff Motley	Nil	Nil	142,500 Exercisable / 30,000 Unexercisable	Nil Nil

(1) Calculated as the difference between the closing price of the common shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of common shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors.  Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual reward for tenure allowance of $65,000.  The Company has not set aside any of its assets to cover its obligation under the reward for tenure arrangement.  At December 31, 2002, the Company has accrued $0.6 million in its consolidated financial statements towards its obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

The outside, or non-management, directors are compensated in cash in the amount of $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.   Commencing in 2002, these directors also receive, on an annual basis, options to purchase 15,000 common shares of the Company, subject to the Board determining that such number of options is readily available under the Company's then current stock option plan.

During the most recently completed financial year ended December 31, 2002, the outside Directors were granted the following options and paid the following Board and Board Committee meeting attendance fees:

OUTSIDE DIRECTOR COMPENSATION FISCAL 2002

Director	No. of Shares Under Option(1)	Option Price	Option Expiry Date	Meeting Fees Paid
Percy Skuy	15,000	$0.95	Apr. 10, 2007	$7,350
Donald Buxton	15,000	$0.95	Apr. 10, 2007	$6,300
Joe Dunne	15,000	$0.95	Apr. 10, 2007	$6,300
Lily Yang	15,000	$0.95	Apr. 10, 2007	$2,700
Tazdin Esmail	Nil	N/A	N/A	$2,400(2)

(1) Subsequent to the year ended December 31, 2002, on February 13, 2003 the above directors were each granted options to purchase 15,000 common shares of the Company at $0.66 per share expiring February 13, 2008.

(2) Tazdin Esmail earned these meeting fees, however, these amounts have not yet been paid by the Company to Mr. Esmail.

In addition to the above, effective March 29, 2002, Tazdin Esmail, through his consulting firm, Vestco Enterprises Inc., was paid $171,000 pursuant to a multi-year part-time consulting agreement.    The Consulting Agreement does not provide for any severance payment in the event the Company terminates the Agreement other than in certain specified circumstances, however the Company shall in such event be required to pay out the remaining term of the contract.

In the fiscal year ended December 31, 2002, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.  See also the discussion under the next heading below.

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt, President of the Company, was also appointed Chief Executive Officer of the Company effective March 29, 2002.  The Employment Agreement entered into by the Company with Charles Butt, dated July 1, 2000, and subsequent Amending Agreements, provide for a five-year term, a base annual salary of $220,000, and a monthly car allowance of $500.  In the event of a termination without cause, which includes a change of control, the severance payment is an amount equal to two times the aggregate compensation paid for the previous fiscal year.

Subsequent to the end of the fiscal year ended December 31, 2002, R.J. (Don) MacDonald, Senior Vice-President and Chief Financial Officer of the Company, resigned his position with the Company to return to the mining industry.  Previously, the Employment Agreement entered into by the Company with Mr. MacDonald, dated February 15, 2001, provided for a ten-year term, a base annual salary of $175,000, and a monthly car allowance of $500.  In the event of a termination without cause in the second year of the contract, which included a change of control, the severance payment was an amount equal to the aggregate compensation paid for the previous fiscal year.  Thereafter, the severance payment was an amount equal to two times the aggregate compensation paid for the previous fiscal year.

On August 1, 2001, the Company entered into an Employment Amending Agreement with Dr. Haydn Pritchard, Vice President, Pharmaceutical Research & Development.  Pursuant to the Agreement and subsequent amendments thereto, in fiscal 2002 Dr. Pritchard received a base annual salary of $120,000 and acted as the Company's Senior Vice President, Research & Development, on a part-time (not less than four days a week) basis.  Dr. Pritchard resigned his employment with the Company on October 15, 2002 when Dr. Pritchard returned to his full-time professorship position at the University of British Columbia, but remains in the part-time role with the Company of Senior Consultant, Scientific Affairs.  As a consultant, Dr. Pritchard receives $2,000 per month.

The Company also provides to certain of its Named Executive Officers group life, long-term disability, extended health and dental insurance, director's and officer's liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  With respect only to Mr. Butt (and previously with respect to Mr. MacDonald), in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.

On March 29, 2002, both Messrs. Esmail and Miller terminated their employment contracts with the Company as Chief Executive Officer and Senior Vice President, Corporate Development, respectively, and entered into part-time consulting arrangements with the Company.  Mr. Esmail entered into a multi-year consulting contract with the Company through his consulting firm, Vestco Enterprises Inc.  See "Compensation of Directors" above.  Mr. Miller entered into a one-year consulting contract with the Company through his consulting firm, Mybram Holdings Inc.  Mr. Miller's consulting contract terminated on March 29, 2003.

Prior to their respective resignations, Mr. Esmail's employment contract provided for a base salary of $290,000 and a monthly car allowance of $750, while Mr. Miller's employment contract provided for a base salary of $200,000 and a monthly car allowance of $500.  Mr. Esmail and Mr. Miller's amended and restated employment agreements contained generally similar terms and provided for terms of fifteen years; severance equal to three times the aggregate compensation paid for the previous fiscal year plus immediate vesting of the reward for tenure allowance in the event of a termination without cause, including a change of control; the retention of Mr. Esmail or Mr. Miller as consultants following termination without cause for at least two years such that any stock options granted to the optionee would not expire prior to their expiration dates, failing which, the amount the executive would have been entitled to receive upon termination would double; and tenure allowance rewards.  These employment contracts were terminated in March, 2002.  Mr. Esmail's tenure allowance reward vested prior to his resignation (see "Defined Benefit or Actuarial Plan Disclosure"); Mr. Miller's tenure allowance reward, however, did not vest prior to his resignation.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See "Corporate Governance".

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

        (i)    to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

       (ii)   to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

      (iii)    to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's incentive stock option plan.

Currently, the Company's executive compensation package consists of the following principal components: salary, periodic cash bonus, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Commercial Operations receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

The Company has not established a formal bonus plan, and will only consider the same for outstanding effort or achievement during a previous year.  Bonuses, when granted, are also tied to the Company's performance.  As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company's business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company's research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts.  While the Company's executive officers as a whole continue to demonstrate outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones over the past year, the Company has not granted any bonuses since the fiscal year ended July 31, 2001 as part of the Company's efforts to control costs.

In the most recently completed financial year, the Company had two Chief Executive Officers.  Tazdin Esmail was CEO from January through March, 2002, and Charles Butt has been CEO since March 29, 2002.  Mr. Esmail's basic compensation as CEO was determined by his Employment Agreement (see "Termination of Employment, Changes in Responsibilities and Employment Contracts" above), and the Company accordingly paid Mr. Esmail the salary and provided him with the benefits as required by his contract.  No bonus or stock options were granted to Mr. Esmail during such period.  While Mr. Butt assumed the position of CEO in addition to his position as President on March 29, 2002, no increase in salary was awarded to Mr. Butt at the time and no bonus has since been granted, as both Mr. Butt and the Compensation Committee are of the view that consideration of any such increase or bonus should be deferred until the Company either obtains additional financing or otherwise improves its financial prospects.  Accordingly, Mr. Butt continues to receive the salary he was awarded in May, 2001 upon becoming President of the Company.

From the foregoing, the emphasis placed by the Company on its compensation components, from greatest to least, is (i) salary and basic benefits consisting of life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Commercial Operations only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee

Joe Dunne (Chair), Percy Skuy, and Donald Buxton

Directors' & Officers' Liability Insurance

1The Company maintains directors' and officers' liability insurance coverage through a policy covering the Company and its subsidiaries, which has an annual aggregate policy limit of $5,000,000, subject to a deductible of $500,000 per loss.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 20, 2003 to February 19, 2004) premiums aggregating $350,000 are paid entirely by the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Toronto Stock Exchange ("TSX") Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Report").  The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSX Report.  The following is a listing of the TSX Guidelines with a discussion of the Company's corporate governance system relating to each guideline.

TSX Guideline (1)  Stewardship Responsibilities:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d) a communications policy for the corporation; and

(e) the integrity of the corporation's internal control and management information systems.

(a) and (b)   Generally speaking, the Board supervises the management of the business and affairs of the Company, and reviews and approves corporate strategies and goals, taking into account all matters which the Board considers may materially affect the Company and such strategies and goals, including the opportunities and risks of the Company's business.  The Board discusses strategic matters with management, including the principal risks of the Company's business and measures proposed and adopted by management to manage such risks.  The Board reviews and approves certain corporate transactions, such as the terms of all debt and equity financings and all major acquisitions and dispositions, as well as annual budgets, major capital expenditures, and all major disclosure documents. These approvals and discussions occur on a formal basis at board meetings, and discussions also occur on an ongoing basis as part of the continuing dialogue between management and the directors.

(c)

The Board takes responsibility for appointing, on the recommendation of the Chief Executive Officer, those members of senior management who are officers of the Company, and approves the creation and modification of senior management positions from time to time in keeping with the Company's strategies and goals.  The Board has no formal succession plan at this time, however, the Board intends to consider this matter during the next year. The Board expects the Chief Executive Officer to lead the business of the Company and manage the day-to-day operations of the business of the Company.  The Board monitors and assesses management through regular contact at Board meetings and ongoing informal discussions.

(d)

The Board has procedures in place to ensure effective communication between the Company, its shareholders, prospective investors and the public, including the dissemination of information on a regularly and timely basis.  Regular communications are conducted with shareholders through press releases, public conference calls, and annual and quarterly reports.  Shareholders are also provided with full opportunity at annual meetings to ask questions concerning the Company's business.  Additionally, the Company has a full-time Manager of Investment Relations specifically responsible for corporate communications and shareholder relations and makes information available on the Company's website at www.forbesmedi.com.

(e)

The Board is responsible for approving and monitoring the Company's internal control and management information systems.  An Audit Committee of the Board reviews the Company's annual financial statements and financial controls with the auditors of the Company and reviews the interim financial statements on a quarterly basis.

TSX Guidelines (2) and (3)  Composition of Board and Unrelated Directors:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

At present, the Company has a majority of unrelated directors.  Four of the six nominees proposed for election to the Board are unrelated directors, namely, Percy Skuy, Donald Buxton, Joe Dunne, and Lily Yang.  These individuals are not significiant shareholders of the Company, are not part of management and do not provide separate employment or consulting services to the Company, directly or indirectly. The two nominees proposed for election who are related directors are Tazdin Esmail, the Chairman of the Board who, while not part of management, provides consulting services to the Company on a part-time basis, and Charles A. Butt, the President and CEO of the Company, who is a full-time employee.  The Company does not have a "significant shareholder".

TSX Guidelines (4) and (5) Nominating Committee and Assessing Effectiveness:  The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has implemented a Nomination and Corporate Governance Committee composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang.  All five directors are non-management directors, and four are also unrelated directors.  Tazdin Esmail, as a consultant to the Company on a part-time basis, is considered to be a "related" director.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors, and compensation and benefit programs for non-employee directors.  The Committee also has responsibility to make recommendations relating to the duties and membership of committees of the Board.  While the Committee does not have the responsibility to assess the directors on an ongoing basis, it does have the authority to recommend processes to evaluate the performance and contributions of individual directors and the Board as a whole and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Historically, given the size of the Board, the frequent attendance of Board members at Board and Committee meetings, and the availability of Board members between meetings for discussions with management, the Board has not considered it necessary to implement formal Board assessment programs, but instead has considered effectiveness on an informal basis at various Board meetings.  The Board does, however, intend to consider the matter of whether to implement formal programs in the upcoming year.

TSX Guideline (6)  Orientation and Education:  Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Nomination and Corporate Governance Committee has the responsibility to approve procedures designed to provide orientation and training to new members of the Board.

Procedures implemented have tended to vary with each new director, depending on the directors' familiarity with the Company's business, operations and personnel, and with the duties and responsibilities of directors and corporate governance in general, prior to their appointments.  Typically, these procedures have included individual meetings with senior management, and presentations and updates either individually or at Board meetings regarding the Company's operations and strategies.

TSX Guideline (7) Size of Board: Every board of directors should examine its size and, undertake where appropriate, a program to establish a board size which facilitates effective decision-making.

The size and composition of the Board is considered prior to each Annual General Meeting as part of the nomination of directors, as well as between meetings, prior to the appointment of a new director, or following the resignation of a director.

TSX Guideline (8) Review of Compensation:  The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Non-management directors are currently compensated through stock options, cash per diems, and reimbursement of reasonable travel expenses.  The Company has also agreed to indemnify its directors to the extent allowed by law, and maintains separate directors and officers insurance.  In establishing compensation, providing indemnities and procuring insurance, the Board has attempted to strike a balance between the necessity of providing adequate compensation and protection to attract and retain talented individuals, and the necessity of providing reasonable compensation and protection levels in light of the Company's financial condition.

TSX Guideline (9)  Committee Composition:  Subject to Guideline 13 committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, may include one or more inside directors.

The Board has instituted the following committees:

  The Nomination and Corporate Governance Committee which is composed of Donald Buxton (Chair), Percy Skuy, Joe Dunne, Tazdin Esmail and Lily Yang, all of whom are unrelated and outside directors with the exception of Tazdin Esmail, who is a related director;

  The Audit Committee which is composed of Percy Skuy (Chair), Joe Dunne and Lily Yang, all of whom are unrelated and outside directors; and

  The Compensation Committee which is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

TSX Guideline (10)  Corporate Governance Policy:  Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.

The Nomination and Corporate Governance Committee is responsible for developing policies and implementing procedures relating to corporate governance matters.

TSX Guideline (11)  Position Descriptions:  The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

The Board has not developed formal position descriptions generally, but instead receives and discusses management updates at each Board meeting (not less than quarterly), receives and discusses budgets and cash flows at periodic Board meetings (not less than annually), and provides guidance to the CEO at every Board meeting with respect to the responsibilities to be carried out by management either with or without further Board input, review or approval.    Any major transactions not within the scope of day-to-day operations, including financings, major acquisitions and dispositions, major personnel changes, major research and development commitments, facility expansion, downsizing or closing, and the like, are recommended by management subject to board approval.

TSX Guideline (12)  Structures and Procedures for Independence of Board:  Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director". The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

Prior to the last year, the Chair of the Board was also the Company's Chief Executive Officer, which was then considered appropriate by the Board given the Company's size, operations, and Board composition and functioning.  In 2002, these positions were separated, with the Company's President also assuming the role of Chief Executive Officer, and the Chair ceasing to hold a management position. The Chair does, however, also provide consulting services to the Company on a part-time basis, which the Board considers appropriate given his long history and experience with the Company (10 years).  The Board will be considering in the upcoming year whether it may also be appropriate to appoint a "lead director" or otherwise implement additional steps respecting the administration of the board's relationship to management.  Currently, however, the Board is comprised of a majority of unrelated, outside directors, meets periodically without the presence of management, and does function independently of management.

TSX Guideline (13)  Audit Committee:  The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise". The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so. The audit committee charter should specify that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders. The board of directors should review and reassess the adequacy of the audit committee charter on an annual basis.

The Audit Committee is composed of Percy Skuy (Chair), Joe Dunne, and Lily Yang, all of whom are outside and unrelated directors, and are financially literate or have accounting or related financial expertise.  The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.  The Committee is also responsible for reviewing the annual and quarterly financial statements prior to their approval by the full Board.

The Audit Committee reviews the Company's annual financial statements and financial controls with the auditors of the Company on an annual basis.

The Audit Committee has proposed a charter for consideration and adoption by the Board at its next regularly scheduled meeting.

TSX Guideline (14)  Outside Advisors:  The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors may engage outside advisors with the approval of either the Nomination and Corporate Governance Committee or the Chair of the Board.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, nor any associate or affiliate of such insider has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

In September, 2002, the Company issued, by way of private placement, a total of 324,861 Units at $0.65 per Unit.  Each Unit consisted of one common share and .08 share purchase warrants.  Each whole warrant entitles the holder to purchase one common share at a price of $1.00 until March 10, 2004.  Three of the Company's insiders purchased Units as follows:  Charles Butt, Director, President and Chief Executive Officer - 10,000 Units; Joe Dunne, Director - 23,000 Units; and Don MacDonald, then Senior Vice-President and Chief Financial Officer - 10,000 Units.

James L. Heppell, Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which provides legal services to the Company.  For the 12-month period from January 1, 2002 to December 31, 2002, Catalyst Corporate Finance Lawyers billed the Company $60,160, excluding GST and disbursements, for legal services.

Nancy E. Glaister, General Counsel and Assistant Secretary of the Company, is a partner of the law firm Cawkell Brodie, Business Lawyers, which also provides legal services to the Company.  For the 12-month period from January 1, 2002 to December 31, 2002, Cawkell Brodie billed the Company $232,200, excluding GST and disbursements, for legal services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Future Financings - The Toronto Stock Exchange ("TSX")

In order to provide the directors of the Company with flexibility regarding future financing and to save the Company the cost of holding an extraordinary general meeting to approve a specific financing, the shareholders of the Company will be requested at the meeting to pass the resolution set out below.

MANAGEMENT RECOMMENDS VOTING IN FAVOUR OF THIS RESOLUTION IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS.

The policies of the TSX provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule"). Management is asking the shareholders to provide their advance approval to private placements over the next 12 months which may exceed the 25% rule (the "Advance Approval").  Particulars of the proposed Advance Approval are provided below.

If the Advance Approval is not obtained, then the Company's ability to raise funds by the private placement of its securities over the next 12 months may be severely restricted.  For example, as at the date of this Information Circular, the maximum gross proceeds the Company could raise without further shareholder approval would be approximately $3.3 million, based on a closing market price as at the date of this Information Circular of CAD$0.71 and assuming the maximum discount (noted below).  Without either the Advance Approval or subsequent specific shareholder approval, the Company would then be prohibited from raising any further funds in a further private placement for another 6 months.

The possibility of the Company's being able to complete a private placement financing with specific shareholder approval at the time the financing is agreed to, instead of with Advance Approval, is limited.  This is due to the fact that in order to obtain specific shareholder approval, an extraordinary general meeting of shareholders would be required.  The minimum time period required by securities rules between calling a meeting of shareholders and holding the meeting is approximately 60 days.  Most private placement subscribers are unwilling to wait this period of time between subscribing for the placement and closing it, and accordingly, may decline to complete the financing if specific shareholder approval of the placement is required prior to the closing.

The TSX has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

BY GIVING THE ADVANCE APPROVAL, SHAREHOLDERS WOULD ONLY BE SATISFYING THE SHAREHOLDER APPROVAL REQUIREMENT OF THE TORONTO STOCK EXCHANGE.  EACH PRIVATE PLACEMENT WOULD STILL REMAIN SUBJECT TO TORONTO STOCK EXCHANGE APPROVAL.

Any private placement proposed by the Company will be subject to the following additional restrictions:

(a)

the private placement must be substantially with parties at arms-length to the Company;

(b)

the private placement cannot materially affect control of the Company;

(c)

the private placement must be completed within a 12 month period following the date the advance shareholder approval is given; and

(d)

the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount.  Maximum permissible discounts are as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

The TSX retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required. The Company has 23,173,700 Common Shares issued and outstanding as of April 30, 2003.

IN ORDER TO ASSIST THE COMPANY'S ABILITY TO OBTAIN FINANCING ON A TIMELY BASIS, TO PROVIDE THE DIRECTORS WITH FLEXIBILITY REGARDING FUTURE FINANCING, AND TO SAVE THE COMPANY THE COST OF HOLDING AN EXTRAORDINARY GENERAL MEETING TO APPROVE A SPECIFIC FINANCING, the shareholders of the Company will be requested at the Meeting to pass the following ordinary resolution, which requires an affirmative vote of a simple majority of the votes cast by holders of Common Shares at the Meeting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating greater than 25% and up to 100% of the number of issued and outstanding common shares as at April 30, 2003, being the date of the Information Circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Information Circular of the Company dated April 30, 2003, be approved."

Increase of Authorized Capital

Background

The shareholders will be asked at the Meeting to approve a special resolution (the "Special Resolution") amending the Articles of Continuance of the Company by increasing the number of common shares (the "Common Shares") and preferred shares (the "Preferred Shares") in the Company's authorized capital from 200,000,000 Common Shares and 50,000,000 Preferred Shares, respectively, to an unlimited number of Common Shares and Preferred Shares.

The proposed increase in the authorized capital is necessary to facilitate the operation of the Company's Shareholder Rights Plan (see "Particulars of Matters to be Acted Upon - Shareholder Rights Plan" below).  In addition, the Board of Directors believes that the proposed increase in authorized capital would provide future flexibility for stock splits or stock dividends or the issuance of Common Shares and Preferred Shares related to acquisitions or strategic transactions without the expense and delay of holding a special meeting of the shareholders to authorize additional Common Shares and Preferred Shares when the need arises.  No such events or transactions are currently contemplated by the Company.

The unlimited Common Shares to be authorized by the adoption of the proposed resolution would have rights identical to the currently outstanding Common Shares of the Company.  The unlimited Preferred Shares to be authorized by the adoption of the proposed resolution would have identical rights to those set out in the Articles of Continuance of the Company.  Adoption of the proposed resolution and issuance of unlimited Common Shares and Preferred Shares would not affect the rights of the holders of currently outstanding Common Shares, except for effects incidental to increasing the number of Common Shares or Preferred Shares outstanding, such as dilution of the earnings per share and voting rights of current holders of Common Shares and preferential rights of holders of Preferred Shares over those attaching to the Common Shares.  The holders of Common Shares do not presently have pre-emptive rights to subscribe for the additional Common Shares or Preferred Shares proposed to be authorized.  If the Special Resolution is adopted, it will become effective upon filing the Articles of Amendment with the Director, Canada Business Corporations Act.  The Board of Directors retains the discretion to abandon and not implement the proposed resolution.

The text of the Special Resolution to alter the Company's authorized capital is set out below. Passage of this resolution will require approval of 66 2/3% of the votes cast on the matter at the Meeting.

Recommendation of the Board of Directors

The Board of Directors considers the increase in the authorized capital of the Company to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of the Special Resolution set out below.

The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of the Special Resolution.

Dissent Right

Section 190 of the Canada Business Corporations Act ("CBCA")  provides shareholders with the right to dissent to the Special Resolution.  Any shareholder who dissents from the Special Resolution in compliance with Section 190 of the CBCA will be entitled, in the event the Special Resolution is adopted, to be paid the fair value of their shares.  This right is summarized in Exhibit "A".  However, a shareholder wishing to exercise his or her right to dissent should seek independent legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice his or her ability to rely on the right of dissent.  The Board of Directors of the Company may elect not to proceed with the increase in the authorized capital if any notice of dissent is received.

Text of Special Resolution to Increase Authorized Capital

Following is the text of the special resolution to alter the Company's authorized capital. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Article 3 of the Articles of Continuance of the Company be amended by:

(a)    increasing the number of Common Shares without par value from 200,000,000 to an unlimited number; and

(b)    increasing the number of Preferred Shares without par value from 50,000,000 to an unlimited number;

2.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Shareholder Rights Plan

The shareholders will be asked at the Annual Meeting to adopt a resolution (the "Rights Plan Resolution"), as set out below, re-confirming the continued existence of the Shareholder Rights Plan (the "Rights Plan"), which is embodied in the Shareholder Rights Plan Agreement (the "Rights Plan Agreement") between the Company and Pacific Corporate Trust Company, as rights agent (the "Rights Agent") dated February 9, 1998 (the "Effective Date"), as amended.  The Rights Plan was adopted by the Board of Directors on February 10, 1998 and confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors.  These changes are highlighted below under the heading "Recent Amendments".

The terms of the Rights Plan are summarized below, and the complete text of the Rights Plan Agreement (consolidated with all amendments to date) is available to any shareholder (without charge) by contacting the Corporate Secretary of the Company.

Passage of the Rights Plan Resolution will require approval by a majority of the votes cast on the matter at the Annual Meeting.  According to the terms of the Rights Plan Agreement, only Independent Shareholders (as defined in the Rights Plan Agreement) will be eligible to participate in the vote.  If the continued existence of the Rights Plan is not re-confirmed, it will be of no further force and effect.  However, if re-confirmed, the Rights Plan will remain in effect until the expiration of the Rights on February 9, 2008, unless terminated earlier.

Recommendation of the Board of Directors

The Board of Directors has determined that the Rights Plan continues to be in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan Resolution approving the continued existence of the Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of the Rights Plan Resolution. The Rights Plan has a Permitted Bid feature that allows a take-over bid to proceed in the face of the Rights Plan provided it meets certain minimum standards of fairness and disclosure, even if the Board of Directors does not support the bid.  The Rights Plan does not require a special shareholders' meeting to be called to approve a Permitted Bid.

The following description of the characteristics and terms of the recent changes to the Rights Plan and the Rights Plan generally is qualified in its entirety by reference to the text of the Rights Plan Agreement.  All capitalized terms used but not defined in these summaries are defined in the Rights Plan Agreement.

Recent Amendments

The following are the highlights of the amendments made to the Rights Plan as of April 28, 2003:

Permitted Bid

The Permitted Bid structure has been amended as follows:

  to eliminate the previous threshold requirement that any person making a Permitted Bid must not beneficially own more than 5% of the outstanding Voting Shares;

  to reduce from 90 days to 60 days the minimum period during which a bid must be open for acceptance;

  to allow for partial bids for more than 50% of the outstanding Voting Shares tendered by shareholders independent of the bidder;

  to provide for Competing Permitted Bids.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Permitted Lock-up Agreement

The Rights Plan Agreement provides for a "Permitted Lock-up Agreement", which ensures that a bidder in a take-over bid may enter into a lock-up agreement with a shareholder of the Company whereby such shareholder agrees to tender its securities to the bidder's bid without triggering the Rights Plan.  The definition provides that persons who have entered into an agreement to tender their securities to a particular take-over must be allowed to withdraw their securities in order to tender them to an offer that provides for an offer price which exceeds the original offer by a specified percentage.  The definition of Permitted Lock-up Agreement also makes clear that a person must be allowed to withdraw their securities in order to tender them to an offer which provides for the purchase of a number of securities that exceeds the number of securities to be purchased under the original offer by more than a specified percentage.  In addition, the definition of "Permitted Lock-up Agreement" clarifies that such an agreement may provide for break-up fees within certain specified parameters.

Beneficial Owner

The definition of "Beneficial Owner" was amended whereby, among other things, the exemption for portfolio managers acting for pension plans and others who are not engaging in a Takeover Bid has been clarified.

Acquiring Person

The definition of "Acquiring Person" was amended to clarify that acquisitions of Voting Shares upon the exercise of Convertible Securities previously issued pursuant to exempt acquisitions will be similarly exempt.  Further to avoid inadvertent triggering of the Rights, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares through permitted acquisitions may increase his/her shareholdings by not more than 1% before the dilutive effects of the Rights will be triggered.

Redemption and Waiver

In order to avoid inadvertent triggering of the Rights, the period during which the Board of Directors may redeem the Rights has been extended to the Separation Time and the period during which the Board of Directors may waive the application of the Rights Plan to any particular Flip-in Event has been extended to expire 10 Business Days following the Flip-in Event.

Acting Jointly or in Concert

The concept of "acting jointly or in concert" has been expressly defined.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board of Directors of the Company with sufficient time, in the event of a public take-over bid or tender offer for the securities of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties with a view towards providing shareholders desiring to sell their securities with the best opportunity to realize the maximum sale price for their securities.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder values should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all securities and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages and Disadvantages of the Rights Plan

The Board of Directors believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Rights Plan continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board of Directors believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquiror is likely to pay upon an acquisition of control.  By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board of Directors, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Company.

The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their securities through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for securities of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Re-confirmation of the Rights Plan is not sought in response to or in anticipation of any pending or threatened take-over bid or offer for the securities of the Company.  The Board of Directors does not have any current intention of implementing any other proposal having an anti take-over effect. (See "Existing Charter Provisions").

Because the Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, re-confirmation of the Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding securities of the Company.  Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive and may make the replacement of management less likely.  However, the adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board of Directors to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board of Directors to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board of Directors or of any director.  The proxy mechanism of the Canada Business Corporations Act is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board of Directors to call a meeting of shareholders.

Summary of the Rights Plan Characteristics

Upon a person or related group making a Takeover Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Voting Shares, other than through certain "Permitted Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Takeover Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their Voting Shares to it.  If shareholders independent of the bidder tender Voting Shares representing more than 50% of the Voting Shares then outstanding by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their securities to the bid if they so choose.  Securities deposited pursuant to a bid for less than all of the securities held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders' meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

Pursuant to the role of the Board of Directors to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board of Directors within 10 Business Days following the announcement of a Takeover Bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Voting Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flip-in Event").  In addition, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other Takeover Bid occurring within 60 days of such waiver.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all shareholders.  In such circumstances, the Board of Directors may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the bidder.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities to holders of record as at the Record Time and authorized the Company to issue one Right for each such security issued after the Record Time and prior to the "Separation Time" (as defined below).  The initial exercise price of a Right is $40 (the "Exercise Price").  The Exercise Price is subject to certain adjustments as described below.  Conditional upon re-confirmation of the Rights Plan Agreement by the shareholders of the Company at the Annual Meeting, the Rights will expire 10 years after the Effective Date (the "Expiration Date"), unless exchanged or redeemed earlier by the Company as described below.

Dilution

In the event a person announces the acquisition of 20% or more of the Voting Shares of the Company, as an example, assuming the Common Shares of the Company were trading at $1, for each share held at the time of the Flip-in Event, a shareholder would have the right to purchase a further 80 common shares of the Company (calculated by dividing twice the Exercise Price of $40 [i.e. $80] by the fair market value of the common shares [i.e. $1]) at an Exercise Price of $0.50 per share (one-half the fair market value of the common shares), for an aggregate of $40.  This effectively results in each shareholder of the Company, other than the potential bidder, being able to purchase a large block of common shares of the Company at one-half the fair market value of the common shares at the time of the Flip-in Event.  The threat of massive dilution posed by the Rights Plan is intended to force a potential bidder to negotiate with the Board of Directors to allow the offer to proceed.

Separation Time

The "Separation Time" is the Close of Business on the tenth Business Day following the earlier of:

(a)

the first date of public announcement (which for the purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act) of facts indicating that a Person has become an Acquiring Person;

(b)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid), so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid.

Trading and Exercise of Rights

The Rights will separate and trade apart from the securities and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated securities and will be represented by the outstanding certificates; new certificates issued on the transfer of existing securities or on the issuance of additional securities will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of securities as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro Rata Acquisitions, Convertible Securities Acquisitions or otherwise on terms approved by the Board of Directors (collectively the "Permitted Acquisitions"), provided that if he/she becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Beneficial Ownership

Beneficial Ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Takeover Bid for the Company's Voting Shares and to Persons who enter into Permitted Lock-up Agreements in connection with a Takeover Bid.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Takeover Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)

the bid must be made to all holders of record of Voting Shares, other than the Offeror, on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that:

(i)        none of the bidder and its affiliates and associates will acquire any Voting Shares while the bid is outstanding;

(ii)       all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (iii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)     no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iv)     should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (iii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

Exchange Option

If at any time the Board of Directors, acting in good faith, determines that conditions exist which would eliminate or materially diminish in any respect the benefits intended to be afforded to the holders of Rights under the Rights Plan, it may at its option, at any time after a person has become an Acquiring Person, authorize the Company to issue or deliver, in exchange for each Right (excluding Rights held by an Acquiring Person), debt or equity securities or assets (or a combination thereof) of the Company and, in that event, the rights of holders of Rights to exercise the Rights will terminate.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.  The Rights Plan Agreement also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event that would otherwise be subject to those provisions.

Existing Charter Provisions

The articles and bylaws of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board of Directors having, an anti-take-over effect.  However, the power of the Board of Directors to issue additional Common Shares or preference shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Supplements and Amendments

The Board of Directors may, prior to the Annual Meeting, supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement without the approval of the holders of the Rights, Voting Shares or Convertible Securities where the Board of Directors deems such action necessary or desirable.

Following the Annual Meeting and assuming confirmation of the Rights Plan, the Board of Directors may supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement:  (i) to correct clerical or typographical errors, (ii) to revise the Exercise Price of the Rights, and (iii) as otherwise may be determined by the Board of Directors, acting in good faith, to be necessary or desirable.  Any amendment referred to in (iii) must, if made before the Separation Time, be submitted to the holders of Common Shares for ratification at the next general meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Shareholder Approval

In order to continue in effect, the Rights Plan must be reconfirmed by both more than 50% of the votes cast at the meeting by Independent Shareholders or voting by proxy.  If the Rights Plan is not reconfirmed, it will terminate at the end of the Meeting.

Text of Ordinary Resolution Confirming Shareholder Rights Plan, As Amended

The shareholders of the Company will be requested at the Meeting to pass the following resolution, which requires an affirmative vote of a simple majority of the votes cast by holders of Common Shares at the Meeting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The continued existence of the shareholder rights plan on substantially the terms and conditions set forth in the Shareholder Rights Plan Agreement dated as of February 9, 1998 as amended and restated on April 28, 2003 and as may be subsequently amended, between the Company and Pacific Corporate Trust Company, a copy of which is available to any shareholder (without charge) by contacting the Corporate Secretary of the Company, be and it is hereby approved and re-confirmed.

2.

The actions of the Directors and officers of the Company in adopting the shareholder rights plan, as amended, and in executing and delivering the Shareholders Right Plan Agreement, as amended and restated, be and the same are hereby approved, authorized, ratified and confirmed.

3.

Any Director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such Director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

The Company will provide to any person, on request to the Secretary of the Company, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company:

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii)

one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors.

These documents can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  In addition, material filed by the Company can be inspected on the Canadian Securities Administrators' electronic filing system, SEDAR(r), accessible at the web site http://www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

"Charles Butt"

CHARLES BUTT

President & Chief Executive Officer

EXHIBIT "A"

RIGHTS OF DISSENT

Section 190 of the Canada Business Corporations Act ("CBCA") provides shareholders with the right to dissent to the Special Resolution. Any holder who dissents from the Special Resolution in compliance with Section 190 of the CBCA (a "Dissenting Shareholder") will be entitled, in the event the Special Resolution is adopted, to be paid by the Company the fair value of the shares held by such Dissenting Shareholder with respect to which such Dissenting Shareholder dissents, determined as of the close of business on the day before the day of the Meeting.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name.

A Shareholder who wishes to dissent from the Special Resolution must provide to the Company at or prior to the Meeting a notice of dissent (a "Dissent Notice") specifying that the Shareholder is dissenting to the Special Resolution.

Within 10 days after the adoption of the Special Resolution by the Shareholders, the Company is required to notify in writing each Shareholder who has filed a Dissent Notice, and who has not voted for the Special Resolution or withdrawn his or her objection, that the Special Resolution has been adopted, and a Dissenting Shareholder shall, within 20 days after he or she receives notice of the adoption of the Special Resolution, or, if that Dissenting Shareholder does not receive such notice, within 20 days after that Dissenting Shareholder learns that the Special Resolution has been adopted, send to the Company a demand for payment (a "Demand for Payment") containing the Dissenting Shareholder's name and address, the number of shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such securities.

Within 30 days after sending that Dissenting Shareholder's Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which that Dissenting Shareholder dissents to the Company.  The Company shall endorse on the certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and shall forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send the Dissenting Shareholder's share certificates within the aforementioned time period has no right to make a claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of shares in respect of which the Dissenting Shareholder has dissented other than the right to be paid the fair value of such securities as determined under Section 190 of the CBCA, unless: (a) the Dissenting Shareholder withdraws that Dissenting Shareholder's Demand for Payment before the Company makes a written offer to pay (an "Offer to Pay"); or (b) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment.

Not later than 7 days after the later of the issuance of the Articles of Amendment and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares in respect of which the Dissenting Shareholder has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined.  Every Offer to Pay made to Dissenting Shareholders shall be on the same terms.  The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after issuance of the Articles of Amendment, or within such further period as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the securities of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court of competent jurisdiction for the same purpose within a further period of 20 days or within such further period as the court may allow.  A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Company shall give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel.

All Dissenting Shareholders with respect to the Special Resolution whose securities have not been purchased by the Company shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court may appoint one or more appraisers to assist the court to fix a fair value for the securities of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the issuance of the Articles of Amendment until the date of payment of the amount ordered by the court.

The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder.

The above is only a summary of the dissenting shareholder provisions of the CBCA which are technical and complex. A Shareholder wishing to exercise a right to dissent should seek independent legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice the right of dissent.  The Board of Directors of the Company may elect not to proceed with the increase in the authorized capital if any notice of dissent is received.

FORBES MEDI-TECH INC.

REQUEST FORM FOR SUPPLEMENTAL MAILINGS

May 2003

TO:

Forbes Medi-Tech Inc.

Tel:

(604) 689-5899

Suite 200-750 West Pender Street

Fax:

(604) 689-7641

Vancouver, British Columbia, V6C 2T8

TO REGISTERED AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

Registered and beneficial shareholders may elect annually to have their name added to the Company's supplemental mailing list in order to receive interim financial statements or reports.  If you would like to receive such statements or reports, at no cost to you, please complete and return this form.

NAME OF THE SHAREHOLDER:_______________________________________________

ADDRESS:

I HOLD _____________SHARES OF THE COMPANY AS OF THE DATE OF THIS REQUEST FORM.

DATE:  _____________________________  SIGNATURE:  ____________________________

Forbes Medi-Tech Inc.

To our valued shareholders:

2002 brought significant changes to Forbes. A change in management, focus and partnerships provided the landscape to attract new contracts and to form new strategic relationships that will help provide the foundation for the future success of Forbes as a biopharmaceutical development company.

The lipid-lowering prescription market represents an exciting opportunity for the Company and our shareholders. Cholesterol-lowering drugs have become the world's top-selling medicine. Forbes' pharmaceutical development program is targeting this $21 billion+ market opportunity projected to grow to $30 billion by 2007, through the development of its novel cholesterol-lowering prescription pharmaceutical, FM-VP4.

Forbes completed a significant milestone this past year as FM-VP4 transcended from Phase I of its clinical trial program in Europe to Phase II. In early 2003, FM-VP4 took center stage again with the release of its excellent safety profile from Phase I and the commencement of dosing for the Phase II study. The development team at Forbes has worked very hard on this exciting compound and is pleased with the initial results.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, Forbes has initiated a pharmaceutical partnership strategy to further the development of FM-VP4. It is our goal to establish a pharmaceutical partnership in 2003 / 2004 and provide the necessary tools to give FM-VP4 every opportunity for success.

The Company's long term plans include exploring other benefits of the FM-VPx Library of Compounds. The objective is to commercialize additional unique medicinal properties of phytosterol analogues for a number of potential therapeutic targets.  The Company anticipates exploring cardiovascular and related indications of the FM-VPx Library including: cholesterol and triglyceride-lowering; increasing HDL (good cholesterol); anti-obesity; anti-diabetic; and anti-inflammatory.

Given the current state of the capital markets, however, the Company has recognized the need to take steps to maintain an appropriate balance between cash conservation and continued expenditures toward development of a pharmaceutical product pipeline.  Accordingly, in an effort to control the Company's burn rate and retain cash while at the same time optimize our human resources and further our research objectives, Forbes moved all of its research programs out of its dedicated laboratory facility to selected universities and contract research organizations. This initiative has provided the Company with an annualized savings of over $850,000, while allowing Forbes to remain focused on critical objectives in its pharmaceutical development program and enhancing the Company's relationship with key academic centers in both North America and internationally.

In the past year, at the same time that Forbes was making significant advances with its pharmaceutical development program, the Company was able to succeed in achieving fundamental growth objectives in its nutraceutical business.

During the year, the Company made a strategic decision to regain the rights to Reducol(tm) from Novartis Consumer Health SA.  The Company immediately recognized a one-time gain of $6.1 million on the settlement of the Master License Agreement. The ability to sell Reducol(tm) and non-branded sterols directly to both food manufacturers and dietary supplement makers, brought sales agreements totaling up to US$26 million to Forbes and our manufacturing joint venture, Phyto-Source LP. The continued international sales growth of Reducol(tm) represents one of the Company's key milestones towards achieving its revenue and growth objectives.

The sale of the sterol manufacturing plant in Amqui, Quebec for $1.6 million in staged payments provided a cash infusion which, together with over $1.2 million in financing, helped fund operations throughout 2002 and into 2003. Revenue in 2002 was over $7.9 million due largely to the sales of our nutraceutical products. This figure, however, does not reflect key sterol shipments currently underway for one of the major supply agreements announced in September 2002. The commencement of shipping in January 2003 and the subsequent recognition of revenue from this contract represents another major milestone achievement by Forbes.

The sale of Reducol in dietary supplements in the United States has been a significant source of income for Forbes during 2002. Although able to sell Reducol(tm) and non-branded sterols in the U.S. under Generally Recognized As Safe (GRAS) regulations, the Company has been awaiting a decision from the U.S. Food and Drug Administration

(FDA) allowing Forbes to advertise the health benefits of its cholesterol-lowering ingredients.  While a final ruling is still pending, the FDA, in early 2003, issued a letter to Forbes which allows the Company and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(tm). This letter was based on substantial additional scientific evidence provided to the FDA regarding the cholesterol-lowering efficacy of phytosterols, and should have a significant impact on our ability to sell our clinically proven product, Reducol(tm).

A Novel Foods Application has been submitted to the European Union (EU) for Reducol(tm) in milk/fruit drinks. The Company continues to await the adoption of regulations covering the labeling and sale of phytosterol products in the EU, which are currently under consideration. The European functional food and dietary supplement market has demonstrated a preference for wood-based sterols, similar to those from Reducol(tm), due to the non-GMO (genetically modified organism) sourced material.

The production of Forbes' cholesterol-lowering ingredients is undertaken by Forbes' manufacturing joint venture, Phyto-Source LP, which currently operates the world's largest wood phytosterol manufacturing plant.  This state of the art facility is in its first year of operations, and already Forbes and Phyto-Source have been able to secure supply agreements for up to 80% of the plant's annual production capacity of 1000 metric tonnes.  This capacity is capable of expansion as demand for production continues to grow, and can be doubled or tripled in a reasonable period of time.

Overall, I am pleased to report that Forbes has shown tremendous resilience in response to the challenges of the past year, including those specifically related to Forbes and those related to the economy and capital markets in general.  Not only has the Company been able to survive these challenges, it has in fact gained a renewed energy and focus as a result.   For this, I must credit the spirit, dedication and drive of our personnel.   All of us at Forbes are confident about the Company's future and we are looking forward to continuing to build on the positive steps achieved in the last year.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support in this turnaround year.   Your management team is encouraged by the opportunities and excitement that lie ahead and I look forward to updating you on the future success of the Company's endeavors.

Dated at Vancouver, British Columbia this 21st day of April 2003.

This President's Message contains forward-looking statements concerning anticipated developments in the Company's business, which statements can be identified by the use of forward-looking terminology such as "opportunity", "targeting", "goal to", "plans", "objective", "staged payments", "further", "development", "exploring", "long-term", "take steps", "maintain", "continued", "potential", "anticipates", "development", "objectives", "should have", "capable", "can be", "future", and "looking forward", or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the ability to secure new contracts and new strategic relationships, the need for performance of buyers; the ability of the buyer to complete the sale and fulfill its contractual obligations; the risk of technical obsolescence; the need for regulatory approval, which may be withdrawn or not be obtained in a timely matter or at all; the need for clinical trials and further testing, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the ability of buyers to fulfill health claims of their products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  The Company does not assume any obligation to update any statement contained in this President's Message.

May 6, 2002

VIA SEDAR

B.C. Securities Commission

Executive Director

701 West Georgia Street, 9th Floor

Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: FORBES MEDI-TECH INC

ANNUAL GENERAL MEETING

(a)

We confirm that the following material:

  Audited Financial Statements for the Fiscal Year Ended December 31, 2002;

  Management's Discussion and Analysis;

  Notice of Annual General Meeting;

  Information Circular;

  Proxy;

  Supplemental Mailing List Annual Return Card Form;

  Return Envelope.

issued by the subject Company, was forwarded by courier to the Company's proximate intermediaries, ADP Investor Communications in both Canada and the U.S., on May 3, 2003, and was forwarded by prepaid mail to the Registered shareholders of the Company on May 6, 2003.

Yours truly,

FORBES MEDI-TECH INC.

Per:

"signed"

Michelle Martin

cc:

Ontario Securities Commission

Toronto Stock Exchange

List of Exhibits

First Quarter Report

March 31, 2003

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

FORBES MEDI-TECH INC.

2

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

	31 Mar 2003 (unaudited)	31 Dec 2002 (audited)

ASSETS
Current Assets
Cash and cash equivalents	$ 1,070	$ 413
Accounts receivable	3,930	4,190
Inventories	399	952
Prepaid expenses and deposits	744	537
	6,143	6,092

Property, plant and equipment	11,876	11,932
Intangible and other assets	8,641	9,393
	$ 26,660	$ 27,417

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$ 3,865	$ 4,740
Deferred revenues and royalties payable	3,046	3,155
Current portion of long-term debt	1,498	1,691
	8,409	9,586

Long-term liabilities
Deferred revenues	264	-
Long-term debt	186	217
Tenure allowance	614	614
	9,473	10,417

Shareholders' equity
Share Capital (Note 4)	72,389	71,472
Special warrants	-	887
Contributed surplus (Note6)	34	20
Deficit	(55,236)	(55,379)
	17,187	17,000
	$ 26,660	$ 27,417

Approved on Behalf of the Board:

"Charles Butt"	"Tazdin Esmail"
Director - Charles Butt	Director - Tazdin Esmail

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars

(unaudited)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars
(unaudited)

	Three months ended

	March 31,	March 31,
	2003	2002

REVENUES

Sales	$3,347	$1,895
Licensing	37	471

Phytosterol revenues	3,384	2,366
Interest and other	-	53

	3,384	2,419

EXPENSES

General and administrative	936	1,090
Cost of sales, marketing and product	1,952	1,858
development
Research and development (Note 5)	(204)	1,044
Depreciation and amortization	557	538

	3,241	4,530

Net income (loss) for the period	$143	$(2,111)

Deficit, beginning of period	(55,379)	(51,259)

	$(55,236)	$(53,370)
Deficit, end of period

Basic and diluted income (loss) per share	$0.01	$(0.10)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars (unaudited)

	Three months ended
	March 31,	March 31,
	2003	2002

Cash provided by (used in):
OPERATIONS

Net income (loss) for the period	$143	$(2,111)
Adjustment to reconcile net loss
to cash flow provided (used) in operations:
Depreciation and amortization	557	538
Amortization of deferred license revenues	(37)	(471)
Foreign exchange translation gain	(20)	-

Stock-based compensation expense (Note 6)	14	-

Changes in:
Accounts receivable	368	(452)

Inventories	553	233

Prepaid expenses and deposits	(207)	28

Accounts payable and accruals	(875)	(1,708)

Royalties payable	(43)	-
Increase in tenure allowance in excess
of amount funded	12	51
Deferred revenues	452	-

	917	(3,892)

INVESTING:
Acquisition of capital assets	(180)	(447)
Acquisition of intangible & other assets	-	-
Proceeds on disposal of pilot plant	26	-
Proceeds on disposal of capital assets	65
Short-term investments	-	983

	(89)	536
FINANCING:
Issuance of common shares	30	-
Repayment of notes payable	(201)	(32)
Demand loans	-	(796)

	(171)	(828)

Increase (decrease) in cash and
cash equivalents	657	(4,184)
Cash and cash equivalents, beginning of	413	5,710
period

Cash and cash equivalents, end of period	$1,070	$1,526

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2003

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2002 as part of the Company's 2002 Annual Report filed with the Securities Commission.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2)

Change in Accounting Principles

These consolidated financial statements reflect the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2002.  No changes in accounting principles have been adopted in the first quarter of 2003.

4)

Common Share Capital:

(a)

Authorized, issued and allotted:

The authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value.

	Number of Shares	Amount

Balance, December 31, 2002	21,550	$ 71,472
Issued during the three months ended March 31, 2003:
Exercise of special warrants	1,575	887
Exercise of brokers' warrants	46	30

Balance, September 30, 2002	23,171	$ 72,389

(a)

Income (loss) per share

	3 months ended March 31, 2003	3 months ended March 31, 2002

Net income (loss ) for the period	$143	($2,111)
Weighted average number of common shares outstanding	23,130	21,255
Income (loss) per common share	$0.01	($0.10)

(a)

Stock options and stock option plan:

	Number Of Optioned Shares	Weighted Average Exercise Price

Balance, December 31, 2002	3,642,850	$3.19
Options granted	220,000	$0.66
Options forfeited	(207,000)	$6.72

Balance, March 31, 2003	3,655,850	$2.84

The stock options expire at various dates from April 6, 2003 to December 12, 2010 (December 31, 2002 - January 31, 2003 to December 12, 2010).

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.

5)

Investment tax credits

The Company recorded the benefit of provincial investment tax credits received during the first quarter of 2003 of $624 (2002 - nil)

6)

Stock-based Compensation

The Company has recorded $14 of compensation expense for stock-based compensation awarded to non-employees during the three-month period ended March 31, 2003 calculated in accordance with the fair value method.  The Company has not recognized any compensation expense for stock-based compensation awarded to employees during the three-month period ended March 31, 2003.  Had compensation expense for the Company's stock-based employee compensation plan been determined for employee options based on the fair value at the grant dates, the Company's net income and income per share would have been decreased to the pro forma amounts indicated below:

3 months ended March 31, 2003

Net income (loss) - as reported	$ 143
Net income (loss) - pro forma	$ 2

Income (loss) per share - as reported	$0.01
Income (loss) per share - pro forma	$0.00

The fair value of each option is estimated at the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:  dividend yield: 0.00%; expected volatility: 111%; risk-free interest rate: 3.0%; and expected average option term of three years.    The weighted-average fair value of the options granted to employees during the three months ended March 31, 2003, was $0.47 per option.

Forbes Medi-Tech Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

First Quarter ended March 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company's unaudited financial statements for the quarter ended March 31, 2003 and the notes thereto.

Overview:

FORBES MEDI-TECH, INC. ("Forbes" or the "Company") is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology.  By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  Plant sterols, also referred to as phytosterols, are lipid-like compounds found in and derived from plants and have a similar molecular structure to cholesterol.

Forbes' main products under development and commercialization include its promising cholesterol-lowering pharmaceutical product, FM-VP4, which represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors.  Other products under development for commercialization include phytosterol food additives and dietary supplements.  All of Forbes' research activities are currently focused on cholesterol-lowering benefits.

In the first quarter of 2003, Forbes achieved several key milestones.  First, in January of 2003, the Phase I Safety Study results for the clinical trial of FM-VP4 being undertaken at the Academic Medical Centre, University of Amsterdam, were announced.  These results established the safety and tolerability of FM-VP4. In the same month, the dosing phase of the FM-VP4 Phase II clinical study commenced.  In August of 2002, Forbes had received approval from the Medical Safety Review Panel of the AMC to initiate the Phase II component of its clinical trial on FM-VP4.  Phase II clinical trial completion is expected in the fourth quarter of 2003.

In addition to FM-VP4, the Company anticipates exploring cardiovascular and related indications of the VPx Library of Compounds including: cholesterol and triglyceride-lowering; HDL-(good cholesterol) increasing; anti-obesity; anti-diabetic; and anti-inflammatory.

Also in the first quarter of 2003, Forbes and its manufacturing joint venture, Phyto-Source LP, attained several key milestones including the commencement of product shipments under Phyto-Source's major sterols supply agreement entered into in September 2002.  Sales of Forbes' sterol-based products in early 2003, have exceeded first quarter expectations.     In March of 2003, Forbes extended its supply and licensing contract with Pharmavite LLC for up to three years for the continued sale of Reducol(tm), an ingredient in one of Pharmavite's leading dietary supplements, Nature Made(r) Cholest-Off(tm).  Forbes continues to seek new customers for its branded cholesterol-lowering product Reducol(tm).

In early 2003, the U.S. Food and Drug Administration ("FDA") issued a letter to Forbes, which, pending a final FDA ruling, allows Forbes and its customers to immediately apply the phytosterol heart-health claim previously approved by the FDA to Forbes' range of phytosterol products, including Reducol(tm).  The Company considers this a major milestone in its ability to sell Reducol(tm).    The Company is pursuing obtaining the relevant approvals for sales of its functional food and nutraceutical products in other international markets, primarily Europe.

Results of Operations:

1Three Months ended March 31, 2003, compared with Three Months ended March 31, 2002

For the first quarter ended March 31, 2003, the Company reported a net profit of $0.1 million ($0.01 per share) compared with a net loss of $2.1 million ($0.10 per share) for the first quarter ended March 31, 2002.  The net income resulted primarily due to (i) the Company's share of the increase in sales by the Phyto-Source joint venture as shipments under Phyto-Source's major sterols agreement commenced, (ii) continuing curtailments in the areas of administrative and non-core R&D expenditures, and (iii) the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.

Forbes, to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. While the Company recorded net earnings of $0.1 million for the quarter ended March 31, 2003, this is primarily attributable to Quebec investment tax credits received from the Government of Quebec in respect of research activities, which the Company had conducted in previous years in that Province.  As the Company no longer maintains manufacturing facilities or offices in Quebec, future Quebec investment tax credits, if any, are expected to be minimal.  At March 31, 2003 the Company's accumulated deficit was $55.2 million.

For the quarter ended March 31, 2003, total revenues, including interest income, were $3.4 million, compared with $2.4 million for the three months ended March 31, 2002.  Revenues for the quarter ended March 31, 2003 were primarily from the Company's share of sales under Phyto-Source's major sterols supply agreement announced in September, 2002.

Revenues (summary)	1st Quarter 2003	1st Quarter 2002

Sales	$3.35	$1.90
Licensing	0.03	0.47
Phytosterol revenues	3.38	2.37
Interest and other	-	0.05

Total revenues	$3.38	$2.42

Phytosterol revenues include direct sales of phytosterol products during the period and amortization of license fees in accordance with the Company's revenue recognition policies outlined in the audited consolidated financial statements for the year ended December 31, 2002.  Revenues from sales of sterols made up virtually all of the Company's revenue of $3.4 million for the quarter ended March 31, 2003, compared with $1.9 million for the quarter ended March 31, 2002.  As stated above, the increase in sales over the first quarter ended March 31, 2002 is primarily attributable to the Company's share of sales of non-branded sterols by the Phyto-Source joint venture under its major sterol supply agreement. Sales of Forbes' Reducol(tm) (previously branded as Phytrol(tm)), commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success(tm)) and Pharmavite (Nature Made(r) Cholest-Off(tm)) in the latter part of 2001.  Licensing revenues are a result of the extension of the Company's supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol(tm).  An amount of US$0.3 million in deferred revenues was received under the terms of the agreement, which spans a period of three years.  These deferred revenues are accordingly amortized over that three-year period.

Expenses* (summary)	1st Quarter 2003	1st Quarter 2002

Cost of sales, marketing &
product development	$1.95	$1.86
Research & development	(0.20)	1.04
General & administrative	0.94	1.09

Total expenses	$2.69	$3.99

* excluding depreciation and amortization

For the three months ended March 31, 2003, cost of sales, marketing and product development were $2.0 million compared with $1.9 million for the three months ended March 31, 2002. Cost of sales, marketing and product development in the first quarter of 2003, in addition to marketing, and cost of goods sold, includes $0.4 million in manufacturing overheads from the PhytoSource joint venture manufacturing facility and has increased due to the increased level of sales.

For the quarter ended March 31, 2003, research and development (R&D) expenses showed a recovery of $0.2 million compared to R&D expenses of $1.0 million for the first quarter ended March 31, 2002.  Included in R&D for the first quarter of 2003 is an amount of $0.6 million of Quebec investment tax credits received in respect of prior years' research activities conducted in that Province.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

The Company continues to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company's new and more focused R&D project pipeline is expected to resume once the Company has established a stronger working capital position.  The main R&D expenditures through 2003 and into 2004 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.    Additional funding will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

Administrative expenditures in the first quarter 2003 were $0.9 million compared to $1.1 million in the first quarter of 2002.  In the first quarter 2003, administrative expenditures have decreased to  $0.31 million per month compared to $0.36 million per month in the first quarter 2002.  The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and related administrative expenses.

In 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Phytrol(tm) (consumer branded by Novartis as Reducol(tm)), which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million in 2002.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   As of March 31, 2003, a total of US$0.2 million of the $2.0 million total owing to Novartis is payable in the form of royalties from phytosterol sales.  A minimum of US$1.5 million is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003.

In 2002, the Company's Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

Liquidity and Capital Resources:

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

As at March 31, 2003, the Company's net cash and cash equivalents were $1.1 million compared with $0.4 million as at December 31, 2002.  The Company's working capital deficit at March 31, 2003 improved to $2.3 million from a working capital deficit at December 31, 2002, of $3.5 million.  The working capital position has improved mainly due to a reduction in accounts payable and increased revenues.  Excluding royalties payable to Novartis in the amount of US$2.0 million, and a $1.0 million convertible debenture due by the end of 2003, working capital at March 31, 2003 was $1.6 million

In the first quarter of 2003, $0.9 million of cash was provided through operating activities compared with $3.9 million of cash used in operating activities in the first quarter of 2002. This improvement is primarily a result of the increase in phytosterol sales during the period, receipt of deferred revenues under the Pharmavite agreement and a reduction of inventories and accounts receivable.

In the first quarter of 2003, investing activities used $0.1 million of cash mainly in the acquisition of capital assets of the Phyto-Source manufacturing plant compared with cash provided of $0.5 million in the first quarter 2002 resulting primarily from proceeds of short-term investments.

In September of 2002 Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant. On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  As part of the issue of special warrants in 2002, the Company issued 150,000 brokers' warrants to Dominick & Dominick Securities Inc. to purchase 150,000 common shares at $0.65 per share until March 24, 2004.  In March of 2003, 46,000 brokers' warrants were exercised for proceeds of $0.03 million.

For the three months ended March 31, 2003, net cash used in financing activities was $0.2 million compared with cash used of $0.8 million for the three months ended March 31, 2002.  Cash used in the first quarter ended March 31, 2003 reduced notes payable and in the first quarter of 2002, reduced notes payable and demand loans.

In September of 2002, the Company and the Phyto-Source joint venture secured sterols supply agreements for up to US$26.0 million over a two-year period based on customer forecasts.  These include a major agreement between the Phyto-Source joint venture and a large multinational company.  Production of the phytosterols is undertaken by Phyto-Source.

At December 31, 2002, the Company was committed to invest a balance of US$1.35 million in Phyto-Source LP towards completion and operation of the manufacturing facility.  Later, in 2003, the Company plans to offset this remaining capital commitment against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and the recently announced divestiture of the Company's AD/ADD business (see the Company's press release dated April 29, 2003), Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003; however due to cash flow timing, the Company may need to finance its receivables on an iterim basis during the year.  The Company is also continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It will also be necessaryfor the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations.  The current financial market for equity offerings remains challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances, as well as possible merger or acquisition (M&A) transactions.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

Sales Outlook:

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company is projecting its share of revenue from sterol sales for 2003 of $12 million. This figure represents the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and the Phyto-Source joint venture.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC"), the British Columbia Securities Commission (the "BCSC"), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words "expected", "expects", "promising", "forecasts", "spans", "pursuing", "payable", "anticipates", "believes", "intends", "estimates", "projecting", "projects", "planned", "plans", and similar expressions or variations thereon, or that events or conditions "will," "may," "could" or "should" occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds  As at March 31, 2003, the Company had a working capital deficit.  The Company will be expending substantial funds in 2003 and will be required to obtain additional sources of capital to continue funding research and development, to improve its working capital position and to minimize risks to its operations.  The current financial market for equity offerings remains challenging and there can be no assurance that such additional funds will be available on acceptable terms or at all.  The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms, may have negative effects on the Company's cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing

  Dependence Upon a Few Customers and Products  Most of the Company's revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer's projected demands for the Company's products, or the ability of such customers to meet their contractual obligations may negatively impact the Company's business and operations.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trial inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell the Company's products costs, equipment failures or other factors which may make manufacturing or marketing of products impractical, untimely or non-competitive unacceptability of the products in the market place

  inability to protect the Company's intellectual property rights necessary for the research and development,  manufacture and sale of the Company's products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company the risk of obsolescence of the Company's technology

  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results or may show adverse results.

  Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company's products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships to generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company's future revenues and business.

  Future Revenues and Profitability are Uncertain   The Company's future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company's products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

  The Company has a History of Losses   For the three months ended March 31, 2003, the Company reported net income of $143 thousand and an accumulated deficit of $55.2 million.  The net income for the first quarter 2003, was due to a one-time benefit of provincial government incentive tax credits.  The Company anticipates that it will continue to incur losses during fiscal 2003 and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company's recently launched products or products currently under development will be commercially successful.

  Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company's resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel  The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

  Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company's insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company's ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

  Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company's business and operating results.

  Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company's resources.

  Inflation  The impact of inflation on the Company's operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company's filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company's annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company's management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

May 6, 2003

VIA SEDAR

B.C. Securities Commission

Executive Director

701 West Georgia Street, 9th Floor

Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: FORBES MEDI-TECH INC

MAILING ON MAY 6, 2003

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the Supplemental List of the Company:

  First Quarter Financial Statements for the Three-Month Period Ended March 31, 2003

  Management's Discussion and Analysis

Yours truly,

FORBES MEDI-TECH INC.

Per:

"signed"

Michelle Martin

List of Exhibits

"Developing Nutraceuticals & Pharmaceuticals from Nature"

For Immediate Release:                                                                                                                                                    May 5, 2003

Forbes Medi-Tech announces Financial Results for the Year ended December 31, 2002 and First Quarter ended March 31, 2003

~Meets 2002 Revenue Guidance; First Quarter Revenues up 37%~

Vancouver, Canada - Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the year ended December 31, 2002 and for the first quarter ended March 31, 2003.  In 2001, the Company changed its year-end from July 31 to December 31.  Comparative periods for these statements are the twelve months ended December 31, 2002 compared to the five months ended December 31, 2001 and the three months ended March 31, 2002 compared to the three months ended March 31, 2003. All amounts are in Canadian Dollars unless otherwise noted. The Company is also proposing an increase to authorized capital and extension of its shareholder rights plan.

Fiscal Year 2002 Highlights

  Forbes, together with the Phyto-Source joint venture, secured sterols supply agreements for up to US$26 million over two years

  Reported improved net loss of $0.19 per share for the year ended December 31, 2002 from net loss of $0.30 per share for the five months ended December 31, 2001, and net loss of $0.93 per share for the year ended July 31, 2001

  Reported total revenue of $8.0 million for year ended December 31, 2002 compared to $7.9 million for year ended July 31, 2001 and $3.9 million for the five months ended December 31, 2001

  Settled the Master License Agreement with Novartis re-acquiring Reducol(tm) rights resulting in a one-time net gain of $6.0 million

  Successfully completed European Phase I clinical trial of Company's cholesterol lowering pharmaceutical, FM-VP4

  Received approval to initiate FM-VP4 Phase II clinical trial in Europe

  Reported successful clinical results on Forbes' "designer" cooking oil which showed potential weight loss and cholesterol lowering properties

  Sold the Amqui pilot plant for staged payments of $1.6 million

First Quarter 2003 Highlights

  Improved cash balance from $0.4 million as at December 31, 2002 to $1.1 million as at March 31, 2003

  Reported net income of $0.01 per share for the first quarter of 2003 compared with net loss of $0.10 per share for the first quarter 2002

  Increased revenues to $3.4 million in the first quarter of 2003 compared to $2.4 million in the first quarter of 2002

  Began shipments under major sterols agreement announced in September 2002

  Announced excellent safety profile from Phase I study on FM-VP4

  Commenced the dosing phase of the FM-VP4 Phase II clinical trial

  FDA issued health claim letter to Forbes allowing Forbes to advertise the heart-health benefits of Reducol(tm)

  Extended contract agreement with Pharmavite for the sale of Reducol(tm)

"The initiatives taken in this past year have significantly reshaped the Company and improved its future outlook", says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  "I am pleased with the Company's achievements of completing key milestones in both 2002 and the first quarter of 2003.  The improvement in the Company's financial position and the progress of its cholesterol-lowering pharmaceutical, FM-VP4, are testament to Forbes' perseverance and determination," said Butt.

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2003 for a total revenue of $12 million (US$8 million).  This figure represents the Company's share of the $20 million projected revenue of the combined sales contracts of the Company and the Phyto-Source joint venture.   The Company is currently in discussions with several other companies regarding possible new major sterol contracts and will review its revenue guidance throughout the year if significant supply agreements are signed.

Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and the recently announced divestiture of the Company's AD/ADD business (see the Company's press release dated April 29, 2003), Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003, however, due to cash flow timing, the Company may need to finance its receivables on an interim basis during the year. The Company is also continuing to look at various financing opportunities to further develop its pipeline of products, retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations.

Pharmaceutical Research

Forbes' pharmaceutical research program is targeting a $21 billion dollar market opportunity.  In pursuing this market, Forbes is dedicated to the development of a novel therapeutic and cholesterol transport inhibitor, FM-VP4.  Forbes completed a significant milestone this past year as FM-VP4 transcended from Phase I of its clinical trial program in Europe to Phase II.  In January 2003, the Company announced the results of the Phase I clinical trials which reported the excellent safety profile of FM-VP4 and later announced the commencement of dosing for the Phase II trial.  The development team at Forbes has worked diligently on this compound and is pleased with the initial results.  The Company is currently developing a strategic partnership strategy based on preclinical and Phase I data to secure a strategic partner for the further development of FM-VP4.  The Phase II trial, to date, has not experienced any significant events that would preclude the Company from continuing the clinical study.

Forbes continues its research towards development of new and innovative compounds. The FM-VPx Library of Compounds represents the next phase in clinical development for the Company.  Forbes anticipates exploring cardiovascular and related indications of the FM-VPx Library including: cholesterol and triglyceride-lowering; HDL (or good cholesterol) increasing; anti-obesity; anti-diabetic; and anti-inflammatory. With anticipated funding from nutraceutical sales, the divestiture of AD/ADD, and additional new financing, the Company intends to focus on future development of FM-VPx Library compounds.

Nutraceutical Business

Sales of Forbes' sterols-based products have exceeded first quarter expectations.   Shipments in early 2003, under the major sterols agreement announced in September 2002, allowed the Company to report strong sales figures.   The Phyto-source plant in Pasadena, Texas, where the phytosterols are processed is currently operating at 80 percent of its annual capacity of 1,000 tonnes. One of the Company's key customers, Pharmavite LLC of Northridge, California has experienced a significant increase in sales of its Nature Made(r) Cholest-Off(tm) (containing Reducol(tm)), based on the launch of a media and advertising campaign across the US.

Financial Results (000's of Cdn $)

Net income/(loss) - For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001. Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the Reducol(tm) licensing agreement with Novartis (as discussed in the Company's June 25, 2002 news release).  This gain was offset by a write-down of the Company's laboratory leaseholds and assets in the amount of $1.1 million. Reductions in general and administrative (G&A) expenses and research and development (R&D) expenses also contributed to the improvement.

For the first quarter ended March 31, 2003, the Company reported net income of $0.1 million ($0.01 per share) compared with a net loss of $2.1 million ($0.10 per share) for the first quarter ended March 31, 2002 and compared to a net loss of $3.1 million ($0.14 per share) for the fourth quarter ended December 31, 2002. The net income resulted primarily due to (i) the Company's share of the increase in sales by the Phyto-Source joint venture as shipments under Phyto-Source's major sterols agreement commenced, (ii) continuing curtailments in the areas of administrative and non-core R&D expenditures, and (iii) the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.

Revenues - For the fiscal year ended December 31, 2002 total revenues, including interest income were $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.  Phytosterol sales for the fiscal year ended December 31, 2002 totaled $6.9 million, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the fiscal year ended July 31, 2001.  Increased sales in the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture.

For the quarter ended March 31, 2003, total revenues, including interest income, were $3.4 million, compared with $2.4 million for the first quarter ended March 31, 2002 and $1.6 million for the fourth quarter ended December 31, 2002.  Revenues for the quarter ended March 31, 2003 were primarily from the Company's share of sales under Phyto-Source's major sterols supply agreement announced in September 2002.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital - As at December 31, 2002, the Company's net cash and cash equivalents and short-term investments were $0.4 million compared with $6.7 million as at December 31, 2001.  The Company reported a working capital deficit of $3.5 million at December 31, 2002 compared with working capital of $6.0 million at December 31, 2001.  Included in the working capital deficit for the year ended 2002 are $3.2 million of royalties payable to Novartis and a $1.0 million convertible debenture due by the end of 2003.  Excluding such royalties and debenture, the Company's working capital was $0.7 million.

As at March 31, 2003, the Company's net cash and cash equivalents were $1.1 million compared with $0.4 million as at December 31, 2002.  The Company's working capital deficit at March 31, 2003 improved to $2.3 million from a working capital deficit at December 31, 2002, of $3.5 million due to a reduction in accounts payable and increased revenues.  Excluding royalties payable to Novartis of US$2.0 million and a $1.0 million convertible debenture due by the end of 2003, working capital at March 31, 2003 was $1.6 million.

Operations - In the fiscal year 2002, cash used in operating activities was $3.8 million compared to $6.2 million in the five-month period ended December 31, 2001.  The decrease in cash used primarily reflects the Company's downsized operations and the decrease in Forbes' net loss for the year ended December 31, 2002.  Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001.

In the first quarter of 2003, $0.9 million of cash was provided through operating activities compared with $3.9 million of cash used in operating activities in the first quarter of 2002.    This improvement is primarily a result of the increase in phytosterols sales during the period, receipt of deferred revenues under the Pharmavite agreement and reduction of inventories and accounts receivable.

Investing Activities - In the fiscal year 2002, investing activities used $1.4 million in net cash compared with cash provided of $4.1 million for the five-month period ended December 31, 2001.  The use of cash in investing activities in 2002 included addition of property, plant & equipment of $1.6 million relating to the completion of the Phyto-Source joint venture manufacturing facility near Houston, Texas, and further capital contributions of $1.2 million investment in the joint venture.  Cash provided in the five-month period ended December 31, 2001 and the year ended July 31, 2001 was due mainly to proceeds from short-term investments used to fund on-going operations.

In the first quarter of 2003, investing activities used $0.1 million of cash mainly in the acquisition of capital assets of the Phyto-Source manufacturing plant compared with cash provided of $0.5 million in the first quarter 2002, a result primarily of proceeds from short-term investments.

Financing Activities - In the year ended December 31, 2002, net cash of $1.1 million was provided by two private placements.  In 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of  $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.   Each whole warrant entitled the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million. Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in / provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

For the three months ended March 31, 2003, net cash used in financing activities was $0.2 million compared with cash used of $0.8 million for the three months ended March 31, 2002.  Cash used in the first quarter ended March 31, 2003 reduced notes payable and in the first quarter of 2002, reduced notes payable and demand loans. In the first quarter ended March 31, 2003 the 1.5 million special warrants issued in 2002, were converted, at no cost to the holders, into 1.575 million common shares.

At December 31, 2002, the Company was committed to invest a balance of US$1.35 million in Phyto-Source LP towards completion and operation of the manufacturing facility.  The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

Expenses

Cost of sales, marketing and development - For the year ended December 31, 2002, cost of sales, marketing and product development totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.  Included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD.

For the three months ended March 31, 2003, cost of sales, marketing and product development were $2.0 million compared with $1.9 million for the three months ended March 31, 2002 and compared with $1.6 million for the fourth quarter ended December 31, 2002.   Cost of sales, marketing and product development in the first quarter of 2003, in addition to marketing, and cost of goods sold, includes $0.4 million in manufacturing overheads from the PhytoSource joint venture manufacturing facility and have increased due to the increased level of sales.

Research and development; General and administrative - For the year ended December 31, 2002, the Company's net research and development (R&D) expenses totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.  In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001.   The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4. Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year.    On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

For the quarter ended March 31, 2003, R&D expenses showed a recovery of $0.2 million compared to R&D expenses of $1.0 million for the first quarter ended March 31, 2002 and $0.6 million in the fourth quarter ended December 31, 2002.  Included in R&D for the first quarter of 2003 is an amount of $0.6 million of Quebec investment tax credits received in respect of prior years' research activities conducted in that province.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that province, if any, are expected to be minimal. Administrative expenditures in the first quarter 2003 were $0.9 million compared to $1.1 million in the first quarter of 2002 and $0.8 million in the fourth quarter of 2002.  In the first quarter of 2003, administrative expenditures have decreased to $0.31 million per month compared to $0.36 million per month in the first quarter 2002.  The reductions in administrative expenses are primarily attributable to downsized operations resulting in lower personnel costs and related administrative expenses. In the fourth quarter of 2002, an expense of $0.4 million was recaptured relating to an over-accrual of tenure allowance liability reducing that expense to $0.76 million.

Increase in Authorized Capital; Extension and Amendment of Shareholder Rights Plan

The Board of Directors of the Company has, subject to shareholder approval, increased the Company's authorized capital from 200,000,000 common shares and 50,000,000 preferred shares to an unlimited number of common shares and an unlimited number of preferred shares, and has approved certain amendments to the Company's Shareholder Rights Plan (the "Rights Plan").

The Company currently has outstanding 23,173,700 common shares and no preferred shares. The Company's authorized capital is being increased to bring it in line with those of many other companies incorporated under the Canada Business Corporations Act, to facilitate the operation of the Company's Shareholder Rights Plan, and to allow for flexibility for the future issuance of common shares and preferred Shares related to possible acquisitions or strategic transactions or for stock splits or stock dividends without the expense and delay of holding a special shareholders meeting to authorize additional shares when the need arises.  No such events or transactions are currently contemplated, and would still, in any event, be subject to compliance with applicable corporate and securities rules, including the rules of The Toronto Stock Exchange. The increase in authorized capital will not affect the rights of the holders of currently outstanding common shares, except for effects incidental to increasing the number of common shares or preferred shares outstanding, if and when additional authorized shares are in fact issued.

The Company's Shareholder Rights Plan was initially approved by shareholders at the annual meeting of the Company held on January 11, 1999.  The Rights Plan, as amended, is subject to reconfirmation by shareholders at the annual meeting of the Company scheduled to be held on May 29, 2003 at 2:00 p.m. in Vancouver, otherwise the Rights Plan will expire at such meeting.   If re-confirmed, Rights Plan will remain in effect until February 8, 2008, unless terminated earlier.

"The Board of Directors amended the Rights Plan in order to take into account many of the terms of similar plans recently approved by shareholders of other Canadian companies" said Charles Butt, President and Chief Executive Officer. "Although the Company is not aware of any pending or threatened take-over of the Company, the Board of Directors has determined that re-confirmation of the amended Rights Plan would be in the best interests of the Company and its shareholders".

The amendments made to the Rights Plan include modifications to the Permitted Bid Structure as follows:

  the previous threshold requirement that any person making a Permitted Bid cannot beneficially own more than 5% of the outstanding Voting Shares has been eliminated;

  the minimum period during which a bid must be open for acceptance has been reduced from 90 to 60 days;

  partial bids for more than 50% of the outstanding Voting Shares tendered by shareholders independent of the bidder, and Competing Permitted Bids, are allowed.

Other amendments would allow a shareholder of the Company to enter into a lock up agreement with a take-over bidder without triggering the Rights Plan; amend certain definitions, including to clarify that certain persons acting for others, such as pension plans, and certain activities, such as the acquisition of shares upon the exercise of previously issued convertible securities, are, under certain circumstances, exempted from the triggering effects of the Plan; allow a holder of 20% or more of the outstanding voting shares who acquired such shares through permitted acquisitions to increase such holdings by not more than 1% without triggering the Plan; and provide the Board of Directors with further time in which to redeem Rights or waive the application of the Plan to any particular event, so as to avoid inadvertent triggering of the Rights.

Shareholders may obtain the complete text of the Rights Plan (consolidated with all amendments to date) by contacting the Corporate Secretary of the Company.

Conference Call

A conference call and webcast to discuss these financial results will be held on Tuesday, May 6, 2003 at 1:30 p.m. Pacific Time. (4:30 p.m. Eastern Time). To participate in the conference call, please dial 1-416-695-9757 or 1-877-667-7774. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until May 26, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will be archived on the Forbes website afterwards.

Fiscal Year Ended December 31, 2002 and First Quarter 2003 Report

This news release includes by reference the Company's audited financial statements for the fiscal year ended December 31, 2002 and the Company's unaudited financial statements for the first quarter ended March 31, 2003, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Patricia E. Pracher Acting Chief Financial Officer Telephone: (604) 689-5899 E-mail: ppracher@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company's business and projected sales volumes, revenues, capital, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "revenue guidance", "anticipates," "believes", "proposing", "future", "outlook", "forecasted", "new", "projected", "will", "believes", "further", "in the event that", "planned", "opportunity", "developing", "continues", "anticipates", "would allow", "would be", "will", "subject to", "due by", "possible", "expects", "intends," "estimates," "potential", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the ability to secure new contracts; the need for performance of buyers; the ability of buyers to complete sales and fulfill their contractual obligations; uncertainty as to whether the Company's anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence, the need for regulatory approval, which may be withdrawn or not be obtained in a timely manner or at all; the need for clinical trials and further testing, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for the Company's products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the ability of buyers to fulfill health claims of their products; the ability to obtain shareholder approval; the availability of future tax credits; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

Summary Consolidated Statement of Operations *(expressed in 000's of Canadian dollars)*	Q1 ended March 31, 2003	Q1 ended March 31, 2002	Year ended December 31, 2002	Year ended December 31, 2001
	(3 months)	*(3 months)*	*(12 months)*	*(5 months)*
Revenues				
Sales	$ 3,347	$ 1,895	$ 6,852	$ 2,770
Licensing	37	471	941	903
Phytosterol revenues	3,384	2,366	7,793	3,673
Interest and other	–	53	187	212
	3,384	2,419	7,980	3,885
Expenses				
Research and development	(204)	1,044	3,209	2,083
Cost of sales, marketing and product development	1,952	1,858	7,247	3,880
General and administrative	936	1,090	4,245	2,126
Depreciation and amortization	557	538	2,307	955
	3,241	4,530	17,008	9,044
Gain on settlement of licensing arrangements	–	–	(6,044)	–
Write-down of leaseholds and assets	–	–	1,136	–
Write-down of pilot facility	–	–	–	1,302
Net income (loss) for the period	**$ 143**	**$ (2,111)**	**$ (4,120)**	**$ (6,461)**
Deficit, beginning of period	**(55,379)**	**(51,259)**	**(51,259)**	**(44,798)**
Deficit, end of period	**$ (55,236)**	**$ (53,370)**	**$ (55,379)**	**$ (51,259)**
Basic income (loss) per common share	**$ 0.01**	**$ (0.10)**	**$ (0.19)**	**$ (0.30)**
Weighted average number of common shares outstanding	**21,840**	**21,225**	**21,766**	**21,225**

List of Exhibits

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO